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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549


                                   FORM 10-SB

      General Form for Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         SolutionNet International, Inc.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                Minnesota                                       95-4749095
-------------------------------------------------           --------------------
(State or other jurisdiction of incorporation               (I.R.S. Employer
or organization)                                            Identification No.)


            4344 Promenade Way, Suite 102P, Marina del Rey, CA 90292
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)


                                 (310) 823-8088
                         -------------------------------
                         (Registrant's telephone number)



        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered:                             each class it to be registered:

      (N/A)                                                 (N/A)


        Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                              Name of each exchange on which
to be so registered:                             each class is to be registered:

Common Stock                                                 (N/A)
par value $0.001


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

                                           TABLE OF CONTENTS

Item 1.    Business.........................................................................  3

Item 2.    Financial Information ........................................................... 15

           Management Discussion and Analysis of Financial Condition and Results of
           Operations ...................................................................... 15

Item 3.    Description of Property.......................................................... 16

Item 4.    Security Ownership of Certain Beneficial Owners and Management................... 17

Item 5.    Directors and Executive Officers................................................. 18

Item 6.    Executive Compensation........................................................... 19

Item 7.    Certain Relationships and Related Transactions................................... 20

Item 8.    Legal Proceedings................................................................ 21

Item 9.    Market for Common Equity and Related Stockholder Matters......................... 21

Item 10.   Recent Sales of Unregistered Securities.......................................... 22

Item 11.   Description of Registrant's Securities to be Registered.......................... 22

Item 12.   Indemnification of Directors and Officers........................................ 24

Item 13.   Financial Statements and Supplementary Data...................................... 24

Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ........................................................ 24

Item 15.   Financial Statements and Exhibits................................................ 25


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ITEM 1 - BUSINESS

      This Registration Statement on Form 10 includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's current beliefs and assumptions about the Registrant and the industry in which the Registrant competes in, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of the Registrant set forth under the headings "Management's Discussion" and "Business." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

      Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Registrant's future results and shareholder values may differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. In addition, the Registrant does not undertake to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.

History of the Company

      SolutionNet International, Inc. ("SolutionNet" or the "Company") is a holding company, dedicated to the development and marketing of proprietary, multi-application Internet Gateway Information Technology (IT) solutions. The Company also operates as a full-service consulting and programming house providing end-user Internet technologies, ERT solutions, Y2K conversion solutions, multimedia applications, technology and systems integration, offshore resources and consultant training. SolutionNet and all of its operating subsidiaries, are internationally renowned for their high quality IT solutions, focusing on the integration of the Internet with the banking, medical, finance and telecommunications industries.

      The Company was originally incorporated under the laws of the State of Iowa on August 1, 1984, under the name of Grason Industries, Inc. On April 28, 1994, Grason Industries, Inc. changed its name to ETG International, Inc.("ETGI"). On October 11, 1994, ETGI changed its corporate domicile from Iowa to Minnesota. On March 22, 1999, ETGI changed its corporate name to SolutionNet, International, Inc.

      From April 27, 1994 to April 6, 1999, the Company's common stock was traded on the NASD OTC Bulletin Board under the symbol "ETGI." The Company's common stock began trading on the NASD OTC Bulletin Board under the symbol "SLNN" on April 6, 1999 and currently trades under the same name.

Share Exchange Agreement

      By an agreement dated April 2, 1999, and a supplemental agreement dated April 6, 1999, the Company entered into an agreement for the exchange of common stock (the "share-exchange agreement") with Densmore Group Limited ("Densmore Group"). Densmore Group owned a majority controlling interest in all of the issued and outstanding shares of SolutionNet Inc., which in turn, held all of the issued and outstanding shares of SR Singapore, Pte., Ltd. ("SR Singapore"). As part of the share-exchange agreement, an intermediate holding company was incorporated on April 14, 1999. SolutionNet Inc. was incorporated under the laws of the British Virgin Islands for the purpose of holding all of the Company's global marketing subsidiaries and for managing the international sales of Company's products and services outside North America.

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      Pursuant to the share-exchange agreement, the Company acquired 100% of the issued and outstanding stock of SolutionNet Inc. (and thereby SR Singapore) in exchange for 10,500,000 shares, $0.001 par value, of the Company's common stock. SR Singapore is a private limited corporation that was incorporated on January 25, 1994 under the laws of the Republic of Singapore. SR Singapore was incorporated for the purpose of providing independent consulting services offering numerous Information Technology solutions. Although inactive during 1994, SR Singapore became an active operational organization during the first fiscal quarter of 1995. Currently, SR Singapore, through SolutionNet Inc. is a wholly owned operating subsidiary of the Company.

      Immediately prior to the share-exchange agreement, the Company had 7,000,003 shares issued and outstanding. After a 10-to-1 and a 4-to-1 reverse stock split, the Company had a total of 175,000 shares that were issued and outstanding. As part of the share exchange agreement of April 2, 1999, the Company issued 10,500,000 shares of common stock to shareholders of SolutionNet Inc. in exchange for 100% of SolutionNet Inc.'s common stock. Currently, the Company has a total of 12,177,509 shares of common stock that are issued and outstanding.

Bankruptcies

      On April 4, 1995, Electronic Technology, Inc., ("Subsidiary") a subsidiary of ETG International, Inc. (ETGI) filed for Chapter 11 in the United States Bankruptcy Court in the District of Minnesota. On January 31, 1996, the Subsidiary converted its Chapter 11 case to a Chapter 7. In March 1999, the Chapter 7 trustee submitted his final report and claims for the parties' accountants and attorneys filed final payments. The Chapter 7 trustee confirmed that a final distribution to the claimants would take place within 30 days and that the Chapter 7 case would be officially closed within approximately six months from the date of this filing.


NARRATIVE DESCRIPTION OF BUSINESS

Business of Company

      The Company, including all of its subsidiaries, SolutionNet Inc. and conducts its operations as a Internet software development company, specializing in the design, implementation, integration, and management of state-of-the-art Internet/Intranet Solutions ("IT") and other network related activities. Initially started with a main focus on providing valued-added Internet Technology services, SolutionNet has now grown and is active in many diverse areas of Internet Technology, serving clients in many countries around the world. The Company has just recently launched its first proprietary software called E-Net-Electronic Banking, which provides fully integrated Internet based transactions and banking technology use in some of the top world banks.

Industry Overview and Market

      People and business are increasingly relying on the Internet to access and share information as well as to purchase and sell products and services. International Data Corporation has estimated that by the end of 1998, more than 142 million people would be using the Internet to communicate, participate in discussion forums and to obtain information about goods and services. IDC has projected that the number of users will grow to approximately 502 million people

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by the end of the year 2003. A rapidly growing number of businesses are using the Internet to market and sell their products and to streamline their business operations. The substantial growth of the Internet has created tremendous market opportunities for companies connecting buyers and sellers and for companies that are creating system applications for traditional businesses that want to engage in e-commerce.

      Historically, e-commerce has occurred through electronic data interchange over proprietary networks. Such networks are costly and available only to a limited number of participants. The Internet provides an "open platform" with common communication protocols to build efficient, cost-effective networks that facilitate e-commerce. As Internet-based network reliability, speed and security have improver in recent years and as more businesses have connected to the Internet, traditional businesses are beginning to use the Internet to conduct e-commerce and exchange information with customers, suppliers and distributors. Consumers and businesses alike can expect continued growth in the Web-services market. International Data Corporation has estimated that the global market for Internet services has grown approximately 71%, with revenues of $7.8 billion for the year 1998. Moreover, corporate investment in Web-enabling technology will continue to grow both in the United States and abroad. A recent analysis from International Data Corporation estimates domestic spending to be approximately $174 billion, expected to reach $305 billion in the year 1999. By the year 2003, it is estimated that companies will spend approximately $1.5 trillion worldwide.

Principal products and services

      The Company's products include E-Net, an internet banking solution, EMI, a medical records management solution, the Intelligent Data Mapper tool (IDM) and e-business kits, a Web-based business-to-business and business-to-consumer e-commerce solution. The company also operates as a full-service consulting and programming house providing end-user Internet technologies, ERP solutions, Y2K Conversion solutions, Multimedia applications, technology and systems integration, offshore resources and consultant training. These services are offered directly to the company's customers. There is no requirement that the governments of either the United States or of Singapore approve this company's products and services.

Marketing and Distribution

      The Company uses a variety of marketing programs designed to stimulate demand for its products and services and to support their direct and indirect sales channels. The company focuses direct marketing efforts on decision makers in large organizations. The goal is to identify potential buyers of the company's proprietary enterprise software solutions and services and create awareness of the company, brand, and product offerings (including clients, servers, applications, and services). The company maintains an ongoing dialogue with its existing customers to ensure customer satisfaction, request references, and make follow-on sales.

      The Company makes many of its products available for evaluation through its website at www.solutionnet.net. Certain customer information is collected electronically through an automated registration process, creating the basis for ongoing marketing of upgrades, new products, add-on products, and merchandise. The company currently retains the services of its own in-house marketing department in marketing its products in Singapore. Elsewhere, the company handles the marketing and selling of its products through a network of resellers: India- Tata Infosys, Kashyap Radiants and Linkquest, Ltd.; Pakistan, Bangladesh, the Middle East, including Suadi Arabia- Kashyap Radiants and Linkquest, Ltd; the U.K. and Europe; the U.S. and North America. The reresellers work on a commission-only basis with a minimum commitment to turnover and to a fixed geographical location.

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      The company believes it is important to have an international presence and intends to continue to conduct business in markets around the world through a combination of subsidiaries and distributors. The company conducts business internationally through a variety of distribution and service partners. In addition, the company continually seeks to increase it corporate profile by participating in exhibitions, trade fairs and other industry-related activities on a local, regional and global scale. These marketing activities serve to increase the visibility of both the company and its proprietary product line.

      The company currently maintains strategic technology and marketing relationships with three globally recognized IT companies including Oracle Corporation, Sun Microsystems and the Algorithm Research unit of Cylink Corporation. In retaining such strategic relations with globally recognized industry leaders, the company serves a complementary role rather than a competitive role.

Dependence on Major Customers

      The company has a large client base from which it derives its business and revenues. Currently, the company does not have a single customer that accounts for more than 10% of its annual revenues.

Competition

      The company develops, markets, and sells proprietary Web-based e-commerce infrastructure and e-commerce application software products and services. For both types of software and related services, the company believes the principal competitive factors are core technology, breadth of product features, product quality, marketing and distribution resources, pricing, and customer service and support. The company believes it competes well with respect to many of these factors.

      The company holds cutting edge technology it believes is superior to its competitors, and has established the necessary infrastructure to launch successfully on the global markets. With proprietary products like E-Net Internet banking solution, EMI Electronic Medi Info medical records management software, Intelligent Data Mapper (IDM) data mapping interface technology, and E-Business Kits business-to-business and business-to-consumer e-commerce solution, the company believes it has built a solid foundation upon which to grow and expand the size and scope of its business. The company believes it has a staff and management team committed to the long-term success of the company as evidenced by its ability to attract and retain highly skilled and respected employees creating one of the lowest employee turnover ratios in the industry. The company also believes the creation and implementation of an Employee Stock Option Program (ESOP) will further spur employee loyalty, motivation and participation.

      Selling products like its Web-based e-commerce infrastructure and application products requires a significant amount of customer service and support. The company feels that its overall lack of corporate branding and relatively short operating history presents a significant challenge when facing many of the company's current and potential competitors who have longer operating histories, larger overall installed customer bases, related products that inter-operate with e-commerce infrastructure and application software products, more employees, greater brand recognition, and greater financial, technical, marketing, public relations, and distribution resources than the company does. Competition could result in price reductions for company products and services, loss of market share, or other material adverse effects on the company's finances or business prospects. Additionally, the product lead time for the marketing of the company's E-Net Internet banking and EMI Electronic Medi Info solutions can be quite lengthy requiring continuous and highly-focused marketing and sales of up to nine months with a prospective customer, and hence, could hinder the company's ability in selling and implementing its related services and products in a concise timetable.

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      The market for software and services for intranets, extranets, and the
Internet is relatively new, intensely competitive, and subject to rapid technological change. The company expects competition to continue and increase in the future. Such competition could impair the Company's finances or business prospects.

      Competition in the e-commerce application market is also intense. The company offers a family of Web-based products and services that facilitate the creation and maintenance of Web sites for online commerce. Companies currently offering products that compete with the company's family of products include International Business Machines (IBM), General Electric Information Systems, Microsoft, enterprise resource planning vendors (such as PeopleSoft, Inc. and SAP), Open Market, Inc., Ariba Technologies, CommerceOne, Sterling Commerce, Inc., BroadVision, Inc., and a wide variety of smaller competitors.

      Companies offering e-commerce application software that can be bundled with operating systems or other software or hardware are particularly formidable in this market. In particular, IBM is investing heavily in marketing, research, and development for e-commerce applications. IBM has a large customer base using legacy systems and will likely be willing to provide e-commerce application software to large customers at nearly no charge as a way to win hardware and services business. Unlike IBM and other banking software sellers, the company does not have entire product lines to build virtual integrated marketing. Competition in this market could impair the company's finances and business prospects.

      There is also no guarantee that the market will accept Web-based e-commerce solutions over PC-based solutions as an industry standard. For example, with E-Net Internet banking, the company offers a Web-based portal solution connecting customers and banks real-time back end. The possible reluctance of banks to integrate their existing real-time back-end accounting information architecture with any other system, thereby increasing product lead time could hinder the company's ability to market and sell its particular product line. Additionally, any changes in central banking regulations in Singapore, the U.S. and abroad could also create delays in the decision-making process of prospective customers, thereby possibly adversely affecting the company's ability to market and sell its particular product line.

      Companies offering server and client products that are or can be bundled with operating systems or other software or hardware are particularly formidable competition in the market for server software. For example, Microsoft's server products operate on its Windows NT server operating system ("Windows NT" or "NT"), Oracle's server products operate with its large installed base of database software, Sun's server products operate on its Solaris server operating system, and BEA's server products operate with its installed base of software that monitors transaction processing. IBM has a large customer base using legacy systems and is, in many cases, willing to provide server software to large customers at nearly no charge as a way to win hardware and services business.


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      In recognition of this competitive environment, the company is in the process of implementing a global strategy to increase the presence and brand recognition of not only its product line, but also the company itself.

      The company believes it is important to have an international presence and intends to continue to conduct business in markets around the world through a combination of subsidiaries and distributors. The company conducts business internationally through a variety of distribution and service partners. In addition, the company continually seeks to increase its corporate profile by participating in exhibitions, trade fairs and other industry-related activities on a local, regional and global scale. These marketing activities serve to increase the visibility of both the Company and its proprietary product line.

      Additionally, the company understands and has begun implementing the dynamic processes involved in switching to a product-based operating entity from a service-based company. The company is also actively engaged in using its relationships with companies such as Oracle Corporation and Sun Microsystems in increasing its global marketing reach.

Research and Development

      The company continues to place an emphasis on the capitalization of its research and development efforts in continually improving its existing product line while simultaneously focusing on the creation of new technologies and applications. Additionally, the company fastidiously implements a cost/benefit analytical model with budgetary controls and tight development schedules to ensure optimal time/cost-based development cycles. The following is an estimate of the amount spent during each of the last two fiscal years on research and development activities:

           Year              Amount (SGD/Singapore dollars)*
           ----              -------------------------------
           1998              612,000 SGD
           1999              741,000 SGD
          *$1.00 USD (US Dollars)  = $1.70 SGD (Singapore dollars) as of 9/1999.

Fluctuations in Quarterly Results

     As a result of its relatively limited operating history, the company does not have relevant historical financial data for a significant number of periods on which to base planned operating expenses. Accordingly, the company's expense levels, which are to a large extent fixed, are based in part on expectations as to future revenues. In addition, the company typically operates with a minimal backlog of product orders. Therefore, the company's quarterly sales and operating results generally depend on the volume, timing, and fulfillment of orders received within the quarter, which are difficult to forecast. For the Enterprise business segment, the company typically recognizes the majority of its revenues toward the end of each quarter. Accordingly, it may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of demand for the company's products and services in relation to its expectations would immediately impair its finances and business prospects. Moreover, the company may increase its operating expenses to exploit a market opportunity for its products and services, fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, improve its operational and financial systems, and broaden its customer support capabilities. To the extent that such expenses precede or are not subsequently followed by increased revenues, the company's finances and business prospects will be impaired.

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     The company expects to experience fluctuations in operating results that may be caused by a variety of factors, including:
-    Varying demand for company products and services;
- Increasing complexity of products with higher prices and longer sales cycles;
- The timing of the introduction or enhancement of company products and services or those of its competitors;
-    Market acceptance of new products and services;
- The timing and size of individual license transactions (particularly to enterprise customers who may attempt to delay closing transactions until the end of a fiscal quarter as a negotiating tactic);
-    Company price changes or those of its competitors;
-    The timing, size, and number of Website transactions;
-    Seasonal trends in Internet usage and advertising placements;
- The amount and timing of capital expenditures and other costs relating to the expansion of the company's operations;
-    The mix of distribution channels through which products are sold;
-    The mix of products and services sold;
-    The mix of international and North American revenues;
-    Litigation-related costs; and
-    General economic conditions.

     Quarterly operating results may fluctuate due to the timing of revenue from large sales of enterprise software products, including E-Net Internet banking, EMI Medi Info, Intelligent Data Mapper and E-Business Kits family of products. While the company intends to pursue multiple sales opportunities with respect to these enterprise products, the loss or deferral of one or more significant sales could impair the company's finances or business prospects.

     In addition, as a strategic response to changes in the competitive environment, the company may from time to time make certain pricing or marketing decisions or enter into business combinations that could impair its finances or business prospects. As a result, the company believes that period-to-period comparisons of our results of operations are not necessarily meaningful and may not predict future performance.

Proprietary Rights

     The company's success and ability to compete partly depends on its technology, including primarily its internally developed technology and, in the future, technology that the company might license from third parties. Others may develop technologies that are similar or superior to the company's, which could impair its ability to compete.

     For the technology the company develops internally, it relies on the technological and creative skills of its employees. To establish and maintain a technology leadership position, new product developments, frequent product enhancements, name recognition, and reliable product maintenance are essential. If the company were unable to develop new technology and deliver new products and enhancements, its finances and business prospects would be impaired.

     In the future, the company may also rely on technology licensed from third parties, including software integrated with internally developed software and used in its products to perform key functions. If implemented as a component of the company's business, these third-party technology licenses may not continue to be available to the company on commercially reasonable terms. The loss of any technology licenses could delay or reduce product shipments until equivalent technology could be identified, licensed, and integrated. Any such delays or reductions in product shipments could impair the company's finances and business prospects.

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     To protect its technology, the company relies on patent, trademark, trade secret, and copyright law and generally enters into confidentiality or license agreements with its employees, consultants, and vendors. The company generally controls access to and distribution of its software, documentation, and other proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use the company's products, technology, or proprietary information. In addition, effective patent, trademark, trade secret, and copyright protection may be unavailable or limited in certain foreign countries. The company is currently in the process of filing patent and trademark applications for company products and services in the United States and Singapore.

     To license its products, the company relies in part on "shrink wrap" licenses that are not signed by the end-user and, therefore, may be unenforceable under the laws of certain jurisdictions. Policing unauthorized use of company products is difficult and the steps taken may not prevent the misappropriation of company technology. In addition, litigation may be necessary in the future to enforce the company's intellectual property rights, to defend the validity of its patents, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others. Such misappropriation or litigation could result in substantial costs and diversion of resources and the potential loss of intellectual property rights, which could impair the company's finances or business prospects.

     Although not currently engaged in any form of litigation proceedings, in the future, the company may receive notice of claims of infringement of other parties' proprietary rights. Such claims may involve internally developed technology or technology and enhancements that the company may license from third parties. Moreover, although the company sometimes will be indemnified by third parties against claims that licensed third-party technology infringes the proprietary rights of others, indemnity may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require the company to spend time and money defending against them, and, if they were decided adversely to the company, could cause the company to pay damages, to be subject to injunctions, or to halt distribution of its products while the company re-engineers them or seeks licenses to necessary technology (which might not be available on reasonable terms). Moreover, the company could also be subject to claims for indemnification resulting from infringement claims made against company customers, which could increase defense costs and potential damages. The company does not currently have liability insurance to protect against the risk that its technology or licensed third-party technology infringes the proprietary rights of others. Any of these factors could impair company finances or business prospects.

Government Regulation and Legal Uncertainties

      The Company is not currently subject to direct government regulation in either Singapore, the British Virgin Islands or the U.S. other than the laws and the regulations that generally apply to publicly owned companies and to businesses generally. Few laws or regulations specifically apply to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted with respect to the Internet, covering certain content (such as pornography and gaming) and issues such as user privacy and expression, pricing of products and services, e-commerce liability, taxation, advertising, intellectual property rights, information security, and the convergence of traditional communication services with Internet communications. Other countries and various political organizations are likely to favor more and different regulation than what has been proposed in the U.S., thus further increasing the complexity of regulation.

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      The adoption of such laws or regulations, possibly including the taxation of Internet services and transactions, may decrease the growth of intranets, extranets, and the Internet, which could in turn decrease the demand for the company's products, increase the cost of doing business, or otherwise impair the company's finances and business prospects. In addition, it is not clear how existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, and personal privacy apply to the Internet. The vast majority of such laws was adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the company's products, increase the cost of doing business, including as a result of costs of litigation or increased product development costs, or otherwise impair the company's finances or business prospects.

      The encryption technology contained in the company's products is subject to U.S. import/export controls. Such import/export controls, either in their current form or as may be subsequently revised, may limit the company's ability to distribute certain encrypted products on a global basis. While the company takes precautions against unlawful importation and exportation, such importation and exportation may inadvertently occur from time to time, subjecting the company to potential liability and adverse consequences. In addition, future legislation or regulation may further limit levels of encryption or authentication technology that can be included in the company's products. For example, recent proposals at the federal level call for domestic controls on encryption products and related services. Such new regulation would alter the design, production, distribution, and use of the company's products, and could reduce demand for the company's products as well as general demand for Internet software and for electronic commerce products and services. In addition, foreign governments have import and domestic use laws and regulations already in place that may restrict the type of encryption software that is permitted for distribution in their countries. As a consequence of such export, import, and use controls, the company must develop and market both domestic and international versions of its products that contain encryption software, with the version for import/export into the U.S. market having a stronger level of encryption than the version for export to international markets. Along with the additional costs associated with the duplication of effort and expense in research, development, manufacturing, and distribution of different versions of products, the company may lose sales from customers who wish to have the same level of encryption security throughout their organization. The company may also encounter difficulties competing with non-U.S. producers of strong encryption products, who may both import and export their products into and out of the United States and sell products overseas.

      Additionally, some countries have enacted import laws requiring the alteration of the company's products in order for the government of such countries to maintain a level of control over the content of products entering such countries. In addition to the costs the company incurs in complying with varying international regulations, alteration of its products may cause such products to perform at a level below their intended level and thereby subject the company to potential liability and other adverse consequences. Any such export restrictions, import restrictions, legislation, regulation, or unlawful exportation or importation could impair the company's finances or business prospects.

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Dependence on Key Personnel

      The company's performance depends substantially on the performance of its executive officers and key employees. Given the company's relatively early stage of development, the company depends on the ability to retain and motivate highly qualified personnel, especially the management and highly skilled development teams. The company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers or other key employees could impair the company's finances or business prospects.

      The company's future success also depends on its continuing ability to identify, hire, train, and retain other highly qualified technical and managerial personnel, especially software developers. Competition for such personnel is intense, and the company may not be able to attract, assimilate, or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could impair the company's finances or business prospects.

Risks Associated with International Operations

      Within the company's Enterprise software operating segment, the company is currently incurring, and expects to continue to incur, costs in developing, marketing, and distributing a variety of localized versions of our products. If international revenues are not adequate to offset the expense of maintaining foreign operations and the costs of localizing our products, the company's finances and business prospects could be impaired. For example, in the ten months ended October 31, 1998, the company experienced a decline in international revenue growth rates in part due to the economic crisis in the Asia/Pacific region. The company may not be able to successfully market, sell, and deliver its products in foreign markets. In addition to the uncertainty as to the company's ability to maintain and generate new revenues from its foreign operations and expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export and import restrictions, export and import controls relating to encryption technology, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, software piracy, seasonal reductions in business activity during the summer months in Europe and elsewhere, and potentially adverse tax consequences, which could adversely impact the success of the company's international operations. One or more of such factors may impair the company's future international operations and its overall finances and business prospects.

Compliance with Environmental Laws

      Since the company is a software development and distribution company with an emphasis on Internet applications, the company does not come under any environmental regulations.

Year 2000 Compliance

      The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

      The company has developed a phased Year 2000 readiness plan for the current versions of our products. The plan includes development of corporate awareness, assessment, implementation (including remediation, upgrading, and replacement of certain product versions), validation testing, and contingency planning. The company continues to respond to customer concerns about prior versions of our products on a case-by-case basis.

      The company has largely completed all phases of our plan, except for contingency planning, with respect to the current versions of all of our products. The company has made Year 2000 readiness disclosures stating that the current versions of all of the products that the company currently ships are "Year 2000 Compliant," as defined below, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or the company's products are also Year 2000 Compliant. These disclosures note that, in some cases, the company's products require a patch that the company provides with the product in order to be Year 2000 Compliant. The company, its customers, and vendors continue to test our software for compliance and may find additional errors or defects associated with Year 2000 date functions.

      The company has defined "Year 2000 Compliant" to mean that the product will accurately receive, process, and provide date data from, into, and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and make leap year calculations, provided that all other products (whether hardware, software, or firmware) used in or in combination with the product properly exchange data with it. The company has not tested its products on all platforms or all versions of operating systems that the company currently supports and has advised its customers to verify that their platforms and operating systems support the transition to the year 2000.

      The company has not specifically tested software obtained from third parties (licensed software, shareware, and freeware) that is incorporated into its products, but the company is seeking assurances from its vendors that licensed software is Year 2000 Compliant. Despite the company's testing, testing by the company's current and potential customers, and whatever assurances the company may receive from developers of products incorporated into our products, the company's products may contain undetected errors or defects associated with Year 2000 date functions. Current versions of Netscape ECXpert, Netscape BuyerXpert, Netscape SellerXpert, and Netscape MerchantXpert include third-party Java components that may not be Year 2000 Compliant in all respects. Netscape provides no warranty to the company's customers with respect to the Year 2000 compliance of third-party components embedded in the company's software. Also, certain prior versions of the company's products are not fully Year 2000 Compliant, and the company is working to address these issues. Known or unknown errors or defects in the company's products could result in delay or loss of revenue, diversion of development resources, damage to the company's reputation, or increased service and warranty costs, any of which could impair the company's finances or business prospects. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent the company may be affected by it.

      The company's internal systems include both our information technology ("IT") and non-IT systems. The company has completed a baseline assessment of our material internal IT systems (including both the company's own software products and third-party software and hardware technology) and the company's non-IT systems (such as the company's security system, building equipment, and embedded microcontrollers) and is beginning implementation (including remediation, upgrading, and replacement). The company has retained an outside contractor to provide assistance with validation testing and contingency planning. The company expects to complete all project phases by August 31, 1999.

To the extent that the company is not able to test the technology provided by third-party vendors, it is seeking assurances from such vendors that their systems are Year 2000 compliant. The worst-case scenario would involve the unavailability of the company's major internal systems to its employees and the unavailability of Netcenter to its users. In the event of this worst case scenario, the company may incur expenses to repair its systems, face interruptions in the work of its employees, lose advertising revenue, not be able to deliver minimum guaranteed levels of traffic, not be able to deliver downloads of our browser product, and suffer damage to its reputation. The company estimates total costs for all internal systems project phases to be approximately $8 million, with approximately $5 million of this representing the company's internal cost of the work its own employees have done on this project. Costs to be capitalized in connection with purchased computer hardware are expected to approximate $1.5 million, with the remaining costs to be expensed when incurred. In addition to the specific problems and costs we've described, the company may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal IT and non-IT systems.

      The company does not currently have any information concerning the Year 2000 compliance status of its customers. As is the case with other similarly situated software companies, if the company's current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures (especially technology expenditures that were reserved for enterprise software) to address Year 2000 compliance problems, the company's own finances or business prospects could be impaired.

      The company has funded our Year 2000 plan from operating cash flows. The company estimates that costs incurred through October 31, 1998 in connection with Year 2000 compliance projects have not been material. The company will incur additional amounts related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for its products, product engineering and customer satisfaction. The company may experience material problems and costs with Year 2000 compliance that could impair the company's finances and business prospects.

      The company has not yet fully developed a comprehensive contingency plan to address situations that may result if it will not be able to achieve Year 2000 readiness of its critical operations. The cost of developing and implementing such a plan may itself be material. Finally, the company is also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

Current Number of Employees

      At October 15, 1999, the Company had 75 full time employees.

Reports to Security Holders

      The Company has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission. The Company intends to furnish holders of its common stock annual reports containing audited financial statements.

         The public may read and copy any materials this Company has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by contacting the SEC at 1-800-SEC-0330. Alternatively, the public may obtain information on the Company by accessing the Company's website at www.SolutionNet.net


ITEM 2 - FINANCIAL INFORMATION

Selected Financial Information

      The following table contains selected financial data of the Company and is qualified by the more detailed financial statements and the notes thereto provided in this Registration Statement. The financial data as of and for the period ended June 30, 1999, have been derived from the Company's financial statements, which statements were audited by Mr. Clyde Bailey, Certified, Public Accountant.

Selected Financial Data            June 30, 1999
------------------------------------------------

Total Revenues                     $    987,946

Net Income                         $     95,078

Total Assets                       $ 12,754,710

Total Liabilities                  $  1,166,490

Total Stockholders' Equity         $ 11,588,220

------------------------------------------------

Management's Discussion and Analysis of Financial Conditions and Results of Operations

      After SolutionNet's business combination with SR Singapore, as previously discussed, the Company implemented SR Singapore's products and operations into its current business plan to develop and market proprietary, multi-application Internet Gateway Information Technology (IT) solutions and to become one of the premier web applications solutions provided in the world. Therefore, this discussion and analysis will focus on the Company's current business plan and operations.

Liquidity

      On April 6, 1999, the Company raised approximately $980,000 through the sale of 1,500,000 shares of its common stock at a price of $.66 per share.

      The Company also plans to raise approximately $5,000,000 through a private placement offering. The Company plans to use these funds in its expansion efforts of marketing and sales organization and development activities on a global level.

      The Company believes that its existing capital resources together with ongoing fund raising efforts will be sufficient to meet its operating expenses and capital requirements. However, the Company's long-term capital requirements will depend upon many factors, including but not limited to, the rate of market acceptance of the Company's web applications solutions, the Company's ability to develop, maintain, and expand its customer base, the level of resources required to expand the Company's marketing and sales organization, information systems and development activities and other factors, some of which are beyond the Company's control. Furthermore, any additional equity financing could be dilutive to our then-exiting shareholders and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operation matters.

Capital Expenditures

      Capital expenditures for the remainder of the fiscal year consist primarily of opening up business offices in London, England and San Jose, California and costs associated with ongoing expansion efforts of marketing and sales of the Company's products and services on a global level.

Results of Operations

      For the period ending June 30, 1999, the Company reported net earnings of $95,078 or $0.027 earnings per share and total revenues of $987,946. This reflects financial data covering a 3-month period, from the April 2, 1999 business combination of the companies and up to and including June 30th 1999 (the Company's fiscal year end).

      SR Singapore reported revenues of 3,535,017 SGD ($2,091,107
USD) for fiscal year 1999, an increase of 39% over fiscal year 1998 revenues of 2,547,654 SGD ($1,507,041 USD). The company also reported net earnings of 549,577 Singapore Dollars SGD ($323,280.50 USD) or $0.03 USD Earnings Per Share), for the period ended June 30, 1999, a 1,084% increase over fiscal year 1998 results of 50,736 USD (all conversion rates based upon on 1USD = 1.70 SGD). SR Singapore management attributes the sharp rise in revenues and net income to the increased global demand for the company's software and web-based internet products. Moreover, as research and development costs decrease for the company's internet-based products, the company foresees exponential increases in revenues over the next four year.

      As people and businesses are increasingly relying on the Internet to access and share information and to purchase and sell products and services, the Company believes that its business model of developing and marketing IT solutions will enable it to become a leading provider of web based applications solutions around the world. For example, the Company's marketing efforts which are designed to increase awareness and generate leads for the Company's products and services, will increase the visibility of the Company and its proprietary product line. International Data Corporation estimated that in 1998, the global market for Internet services reached $7.8 billion in revenues, a 71% increase in growth from the year before.


ITEM 3 - DESCRIPTION OF PROPERTY

Location of Principal Properties

      The Company is using a part of the office space that is currently being leased by Sara Hallitex Corporation ("Sara Hallitex"), located at 4344 Promenade Way, Suite 102P, Marina del Rey, CA 90292. The Company is paying $2,000 per month to Sara Hallitex for the use of said office space. Sara Hallitex is currently leasing two suites from Marina City Club Towers for a total monthly rental rate of $5,750. Each suite is approximately 1,500 square feet.

     SR Singapore is currently leasing 4,186 square feet of office space in Singapore, located at No. 1 Shenton Way, number 22-06/09, Singapore 068803. The current monthly rental rate is $14,651 (Singapore dollars). The lease expires in August 2002.

Investment Policies

     The Registrant does not have a policy of acquiring assets primarily for possible capital gain or for income. Moreover, the Registrant does not have a policy of making investments in real estate, real estate mortgages, and does not have securities of or interests in persons primarily engaged in real estate activities.

Description of Real Estate and Operating Data

     The Registrant does not own any real estate properties and has no agreements to acquire any such properties at this time.


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

      The following table sets certain information with respect to the number of shares of Common Stock of the Company beneficially owned by (i) each officer and director of the Company; (ii) each person known to beneficially own more than 5% of the Company's Common Stock; and (iii) all directors and executive officers as a group. The Company has no other class of stock outstanding. The table sets forth the information based on 12,177,509 shares issued and outstanding as of June 30,1999.


Name and Address  of                            Number of          Percent of all shares
Beneficial Owner and Management                 Shares             of Common Stock

Densmore Group, LTD                             7,750,000(1)            63.64%
S1 Anson Road 10 55/57
Anson Center
Singapore, 079904

Sara Hallitex Corporation                       1,730,000               14.21%
4344 Promenade Way, Suite102P
Marina del Rey, CA 90292

Garrett K. Krause                                 541,000(2)             4%
Vice-President and Director


(1) Suresh Venkatachari is the beneficial owner of 7,100,000 of the 7,750,000 total shares owned by Densmore Group, LTD.
(2) Amount represents a portion of the 920,000 shares of common stock which was distributed as a dividend to the shareholders of Sara Hallitex Corporation. The dividends were issued to Garrett K. Krause controlled entities.

      The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. None of the foregoing has any right to acquire other or additional shares of the Company. Moreover, there is no existing arrangement that may result in a change of control of the Company.


ITEM 5 -  DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth the names and ages of the executive officers and directors of the Company and its subsidiaries, the principal offices and positions held by each person and the date such person became an executive officer or a director. The executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors. The directors serve one-year terms and until their successors are elected.


                                              TABLE
                                  Directors and Executive Officers
                                  --------------------------------

        Name                         Age   Position(s)                               Held Since
        ----                         ---   -----------                               ----------

      Suresh Venkatachari          32      Chairman of the Board,                   March 1999
                                           Director, President, and
                                           Chief Executive Officer

      Sampath Seshadri             45      Vice President and Director              April 1999

      Garrett K. Krause            32      Vice-President and Director              March 1999


      SURESH VENKATACHARI has served as the Chairman of the Board, Director, President, and Chief Executive Officer of the Company since March 1999. Mr. Suresh is also the founder, Director and Chief Executive Officer of SR Singapore, Pte., Ltd. Mr. Suresh obtained his bachelor's degree in Electronics and Instrumentation. Mr. Suresh is also the Chief Executive Officer and Director of SR Singapore. Mr. Suresh began his career in the IT industry amassing practical experience in a variety of industrial sectors becoming proficient in IT languages, systems and databases. In 1994, Mr. Suresh founded SR Singapore, an independent consulting services company offering numerous IT solutions, all based on his personal strengths in industry-specific knowledge, creativity and flexibility. Under Mr. Suresh's leadership, SR Singapore has enjoyed rapid growth and expansion worldwide with its leading-edge product line, world-class engineering staff and commitment to total quality management. Mr. Suresh's work experience has taken him to projects in India, Singapore, the U.S., U.K., Hong Kong and numerous other countries around the world. He has over ten years of experience in the areas of consulting, development, implementation and maintenance of Electronic Banking solutions, Internet Gateway applications and corporate IT management, working for such globally leaders as Deutsche Bank, Singapore Airlines and Systime.

      SAMPATH SESHADRI has served as the Vice President and Director of the Company since April 1999. Mr. Seshadri is responsible for developing e-commerce business and marketing SR Singapore products in North America. Mr. Seshadri is also the President and Chief Executive Officer of VED Software Services, a company operating in Michigan. VED Software Services specializes in contract programming and is aimed at serving major banking and car companies based in North America. Mr. Seshadri has more than 15 years of experience in software development, marketing and managing.

      GARRETT K. KRAUSE has served as the Vice-President and Director of the Company since March 1999. Mr. Krause studied finance at the University of Calgary, Canada. He began his business career in 1986 by developing a Point of Sale/Inventory Control Software company. Within two years and after reaching sales in excess of $3 million U.S., he sold the company to a large competitor. Mr. Krause has an extensive background in the investment banking industry: specializing in taking small emerging-growth companies public, mergers and acquisitions, in addition to corporate mergers and joint ventures. Over the years, Mr. Krause has honed his entrepreneurial skills with brokers and investors alike, making him both an able, no-nonsense negotiator and an approachable leader. His successful ten-year track record in the mergers and acquisitions, developmental and managerial support arenas of public and private companies provides the Company with an invaluable asset as the it forges ahead towards the 21st Century and is set on becoming a leader in the field of Internet software development.

      Family Relationships

      With the exception of Mr. Seshadri being married to Mr. Venkatachari's sister, there are no other family relationships between any of the directors and executive officers of the Company and any person beneficially owning or controlling more than 5% of its outstanding shares.

Legal Proceedings

      To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

(1) filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer at the time of the bankruptcy or within two years prior to that time;
(2) had any conviction in a criminal proceeding or is being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities; or
(4) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6 - EXECUTIVE COMPENSATION

Summary Compensation Table

      The Summary Compensation Table lists certain compensation information for services rendered by executive officers while serving in all capacities for the period ended June 30, 1999. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. All listed executive officers have not received any stock options or similar incentive plans.


                                           SUMMARY COMPENSATION TABLE

                    Annual Compensation                       Long-Term Compensation
                    -------------------                       ----------------------
                                                      Awards                         Payouts
                                                      ------                         -------
Name and            Year       Salary  Bonus  Other  Restricted     Securities    LTIP      All
Principal                                     Annual   Stock        Underlying  Payouts     Other
Position                                       Com-    Awards        Options      ($)       Com-
                                            pensation   ($)          SARs(#)              pensation

Suresh              1999       $100,000  -      -        -              -          -          -
Venkatachari
Chairman of the Board,
Director, President, and
Chief Executive Officer

Sampath Seshadri    1999       $50,000   -      -        -              -          -          -
Vice-President
Director

Garrett K. Krause   1999       $50,000   -      -        -              -          -          -
Vice-President
Director


Compensation of Directors

      Directors are receiving no compensation for their services in those capacities.


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      With the exception of the following, there are no other relationships or related transactions between the Company and any promoters:

(1) Sara Hallitex Corporation ("Sara Hallitex") holds an approximate 15% equity interest in the Company (1,730,000 shares) and 1,000,000 warrants, exercisable @ $5.00 per warrant. Sara Hallitex is a publicly traded company (OTC BB "SHAL").

(2) Garrett K. Krause, the Vice-President and Director of SolutionNet is also the President and Chief Executive Officer of Sara Hallitex. Moreover, Mr. Krause is a shareholder of Sara Hallitex and is the beneficial owner either directly or through the following entities

      a.   Garrett Krause Trust                 1,500,000 shares
      b.   Krause Family Trust                    250,000 shares
      d.   Garrett K. Krause                      160,000 shares
      e.   WorldVest Holding Corporation        3,500,000 shares
                                                ----------------
                                                5,410,000 shares

ITEM 8 - LEGAL PROCEEDINGS

      The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, or actions incidental to the operation of its business. Currently, there is no litigation pending or threatened by or against the Company.


ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

     The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASD Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Company's Common Stock was traded under the symbol "ETGI" from April 27, 1994 until April 6, 1999. Beginning on April 6, 1999, the Company's Common Stock has been traded under the symbol "SLNN."

Calendar Quarter Ending         Closing Bid          Closing Ask
-----------------------         -----------          -----------
September 30, 1997                   n/a                  n/a
December 31, 1997                    n/a                  n/a
March 31, 1998                       n/a                  n/a
June 30, 1998                        n/a                  n/a
September 30, 1998                   n/a                  n/a
December 31, 1998                 0.0625               0.4688
March 31, 1999                    0.2000               0.3500
June 30, 1999                         12               12.375
----------------------------------------------------------------

(1) Data for periods of September 30, 1997 through March 31, 1999 reflects per share prices of ETGI common stock prior to Company's name change (ETG International, Inc. to SolutionNet, International, Inc.), prior to Company's change of its symbol (ETGI to SLNN) and prior to Company's business combination with SR Singapore and subsequent to the 10-1 and 4-1 reverse stock splits.

(2) n/a = information not available; for periods ending September 30, 1997, December 31, 1997, March 31, 1998, June 30, 1998, and September 30, 1998, there is no available record of closing bid and ask prices due to very marginal trading of the stock, as reported in NASD report.

      Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board ("OTCBB"). Pursuant to the Rule, issuers who are not current with such filing are subject to having the quotation of their securities removed from the OTCBB pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. Such issuers may thereafter quote their Common Stock on the National Quotation Bureaus "Pink Sheets" (the "Pink Sheets"). As previously discussed, the Company's trading symbol on January 4, 1999 was "ETGI". Therefore, pursuant to the phase-in schedule, the Company is subject to having the quotation of its securities removed from the OTCBB on November 17, 1999, until the Company becomes compliant with the Rule. One month prior to having the quotation of their securities removed from the OTCBB, non-complying issuers will have their trading symbol appended with an "E".

      The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10 in order to become a "reporting" company and therefore comply with the Rule. However, the Company will remain subject to having quotation of its securities removed from the OTCBB on November 12, 1999, and trading of its securities thereafter on the Pink Sheets, until such time as the Securities and Exchange Commission (the "SEC") has reviewed the Company's Form 10 and has stated that it has no further comments. Should the SEC fail to clear all comments prior to November 12, 1999, quotation of the Company's securities will be removed from the OTCBB and thereafter traded on the Pink Sheets until such time as the SEC clears this Registration Statement.

      Once the Company has complied with the Rule, it will be once again become eligible for listing on the OTCBB and will seek to be reinstated on the OTCBB or other appropriate exchange.

Number of Shareholders

     The number of holders of record of the Common Stock of the Company as of June 30, 1999 was 119.

Dividend Policy

                  To date, the Company has declared no cash dividends on its Common Stock, and does not expect to pay cash dividends in the foreseeable future. There are no restrictions that limit the ability to pay dividends on this common stock and there are no such restrictions anticipated in the future.


ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

      On April 2, 1999, the Company issued an aggregate of 1,502,500 shares of common stock, par value $0.001, at an offering price of $0.66, to five "accredited" investors, pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, resulting in net proceeds to the Company in the amount of approximately $980,000. 2,500 shares of the total 1,502,500 were issued for legal services.


ITEM 11 - DESCRIPTION OF SECURITIES

Common Stock

     The Company' s Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, $0.001 par value per shares, of which 12,177,509 were outstanding as of June 30, 1999. Holders of shares of Common Stock are entitled to one vote and each fractional share of Common Stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors, in its discretion, from funds legally available therefore. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted. Holders of common stock do not have any preemptive or preferential rights to acquire any shares or securities of the Company, including shares or securities held in the treasury of the Company.

     In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights or purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

     The Company's Articles of Incorporation authorizes the issuance of 5,000,000 of Preferred Stock, $0.001 par value. As of June 30, 1999 there were no issued and outstanding shares of Preferred Stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     Dividends in cash, property or shares shall be paid upon the Preferred Stock for any year on a cumulative or noncumulative basis as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock, to the extent earned surplus for each such year is available, in an amount as determined by resolution by the Board of Directors prior to the issuance of such Preferred Stock.
No other dividend shall be paid on the Preferred Stock.

       The Preferred Stock may be redeemed in whole or in part as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock, upon prior notice to the holders of record of the Preferred Stock, published, mailed and given in such manner and form and on such terms and conditions as may be prescribed by the Bylaws or by resolution of the Board of Directors, by payment in cash or Common Stock for each share of the Preferred Stock to be redeemed, as determined by resolution of the Board of Directors prior to the issuance of such Preferred Stock. Common Stock used to redeem Preferred Stock shall be valued as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock. Any rights to or arising from fractional shares shall be treated as rights to or arising from one share. No such purchase or retirement shall be made if the capital of the Company would be impaired thereby.

      Holders of shares of Preferred Stock may be granted the right to convert such Preferred Stock to Common Stock of the Company on such terms as may be determined by the Board of Directors prior to the issuance of such Preferred Stock.

     The Registrant does not have any debt securities and the Registrant does not anticipate or intend to register any other securities at this time.

Transfer Agent

      The transfer agent is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado, 80209, Telephone (303) 282-4800.

Shares Eligible for Resale

      Of the presently outstanding shares of Common Stock (12,177,509 as of September 22, 1999), 10,500,000 are "restricted securities" as that term is defined under the Securities Act (the "Act") of 1933. Said shares may be resold pursuant to the provisions of Rule 144 under the Act or other exemptions, as described below.

      In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volumes in the Company's Common Stock during the four calendar weeks preceding such sale or (ii) 1 % of the shares of Common Stock then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least two years, would be entitled to sell such shares without regard to the resale limitations of Rule 144.


ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Corporation Laws of the State of Minnesota and the Company's Bylaws provide for indemnification of the Company's Officers and Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.


ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      Reference is made to the Consolidated Financial Statements, together with the notes thereto and the reports thereon appearing on pages F-1 through F-5 of this Form 10.


ITEM 14 - CHANGES IN ACCOUNTANTS

      SolutionNet International, Inc. has utilized the firm Stirtz, Bernards, Boyden, Surdel & Larter, Certified Public Accountants & Management Consultants as its principal accountants to audit the Company's financial statements. Subsequent to the business combination between the Company and SR Singapore on April 2, 1999, the Company employed Mr. Clyde Bailey, Certified Public Accountant, who has been responsible for auditing the financial statements of Sara Hallitex Corporation since 1996. Mr. Bailey conducted the audits for the Company's fiscal year ended June 30, 1999. The Company intends to continue using the services of Mr. Bailey in the future in conducting the audits of its financial statements.

      SR Singapore has utilized the services of the Singapore firm Wee Koon San & Company as its Certified Public Accountants since 1994 and intends to use the firm's services in the future.

      There have been no disagreements between any of the above-mentioned accountants of the type required to be reported under item 14 since the date of their engagement.


ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS

a) INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for SolutionNet International, Inc. for
the last 3 fiscal years............................................... F-1 - F-5

Audited Financial Statements for SR Singapore, Pte., Ltd.for the
the last 3 fiscal years............................................... F-6 - F-9

b) INDEX TO EXHIBITS

      EXHIBIT NUMBER
2.1   Share-Exchange Agreement dated April 2, 1999

2.2   Supplemental Agreement dated April 6, 1999

3.1 Articles of Incorporation, filed with the Minnesota Secretary of State on August 25, 1994

3.2 Amended Articles of Incorporation, filed with the Minnesota Secretary of State on March 22, 1999

3.3   Bylaws of SolutionNet International, Inc.

10.1 Lease agreement by and between SR Singapore, Pte., Ltd. and CLD Land Pte. Ltd., relating to property located at No.1 Shenton Way, #22-06/09, Singapore 068803.

10.2 Lease agreement by and between Sara Hallitex Corporation and Marina City Club Towers, relating to property located at 4344 Promenade Way, Suite 102P, Marina del Rey, CA 90292.

10.3 Executive management agreement by and between SolutionNet International, Inc. and Sara Hallitex Corporation, relating to the use of office space of property located at No. 1 Shenton Way, #22-06/09, Singapore 068803.

10.4 Executive employment agreement by and between SolutionNet International, Inc. and Suresh Venkatachari dated March 1, 1999.

10.5 Executive employment agreement by and between SolutionNet International, Inc. and Garrett K. Krause, dated March 1, 1999.

10.6 Executive employment agreement by and between SolutionNet International, Inc. and Sampath Seshadri, dated April 1, 1999.

11.1  Statement regarding computation of Per-Share Earnings

21.1  Subsidiaries of Registrant

27.1  Financial Data Schedule

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                        SOLUTIONNET, INTERNATIONAL, INC.



 Date: October 15, 1999                     By: /s/ Suresh Venkatachari
                                                --------------------------------
                                                Suresh Venkatachari, President

CLYDE BAILEY P.C.
--------------------------------------------------------------------------------
                                                    Certified Public Accountants
                                                        10924 Vance Jackson #404
                                                        San Antonio, Texas 78230
                                                            (210) 699-1287(ofc.)
                                             (888) 699-1287 (210) 691-2911 (fax)

Member:
American Institute of CPA's
Texas Society of CPA's

Report of Independent Certified Public Accountant

To the Board of Directors and Shareholders
SolutionNet International Inc.


We have audited the accompanying consolidated balance sheets of SolutionNet International Inc. and subsidiaries (Company) as of June 30 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the periods ended June 30, 1999, 1998, and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of the Company's subsidiary, as of June 30, 1999, were audited by other auditors whose report dated September 3, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of June 30, 1999, and the consolidated results of their operations and their cash flows for the periods presented in conformity with generally accepted accounting principles.


/s/ Clyde Bailey
Clyde Bailey
Certified Public Accountant


October 12, 1999


                                      F-1

                         SOLUTIONNET INTERNATIONAL INC.
                                 BALANCE SHEETS
                                                                           As of June 30
                                                            ------------------------------------------
                                                                 1999                       1998
                                                            ----------------          ----------------
                                   A S S E T S

Current Assets:
Cash in Bank                                                $       214,341           $             -
Accounts Receivable                                               1,176,664
Notes Receivable                                                    490,000                         -
                                                            ----------------          ----------------
              Total Current Assets                                1,881,005                         -

Fixed Assets
Fixed Assets                                                         87,054
Less: Accumulated Depreciation                                      (67,898)
                                                            ----------------

              Total Fixed Assets                                     19,156

Other Assets
Deferred Tax Credit                                                       -
Research & Development, net                                         404,254
Technology                                                        8,850,295
Goodwill                                                          1,500,000
Organization Expenses                                               100,000
                                                            ----------------          ----------------

              Total Other Assets                                 10,854,549

              Total Assets                                       12,754,710                         -
                                                            ================          ================



                              L I A B I L I T I E S
Current Liabilities
Accounts Payable                                                    415,604                         -
Accrued Expenses                                                    575,381
Accrued Federal Income Tax Payable                                   33,329
Accrued Taxes                                                       142,176                     7,458
                                                            ----------------          ----------------
              Total Current Liabilities                           1,166,490                     7,458


                              STOCKHOLDERS' EQUITY

Preferred Stock, .001 par value, 5,000,000 shares                         -                         -
   authorized with no shares issues and outstanding
Common Stock, .001 par value, 20,000,000 shares                      12,178                       555
    authorized with 12,177,509 shares issued and
    outstanding
Additional paid in capital                                       13,827,111                 2,338,134
Retained Earnings                                                (2,251,069)               (2,346,147)
                                                            ----------------          ----------------

              Total Stockholders' Equity                         11,588,220                    (7,458)

              Total Liabilities and Stockholders' Equity    $    12,754,710           $             -
                                                            ================          ================

                                      F-2

                         SOLUTIONNET INTERNATIONAL INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                    Additional
                                        Common Stock                  Paid-in        Accumulated
                                   Shares       $0.001 Par Value      Capital          Deficit              Total
                              ---------------   ---------------   ---------------   ---------------   ---------------
Balance July 1, 1996               4,412,003    $        4,412    $    2,305,777    $   (2,350,968)   $      (40,779)

Net Income (Loss)                                                                           (3,855)           (3,855)
                              ---------------------------------------------------------------------------------------

Balance, June 30, 1997             4,412,003             4,412         2,305,777        (2,354,823)          (44,634)

Sale of Stock                      1,140,000             1,140            27,360                 -            28,500

Reverse Stock Split (10 to 1)     (4,996,803)           (4,997)            4,997

Net Income (Loss)                                                                            8,676             8,676
                              ---------------------------------------------------------------------------------------

Balance, June 30, 1998               555,200               555         2,338,134        (2,346,147)           (7,458)

Stock Issued                         144,800               146            20,454                              20,600

Reverse Stock Split (4 to 1)        (524,991)             (525)              525                                   0

Stock Issue                        1,502,500             1,503           978,498                             980,000

Stock Merger - April 2, 1999      10,500,000            10,500        10,489,500                          10,500,000

Net Income (Loss)                                                                           95,078            95,078
                              ---------------------------------------------------------------------------------------

Balance June 30, 1999             12,177,509            12,178        13,827,111       ($2,251,069)       11,588,220
                              =======================================================================================

                                                   F-3

                                      SOLUTIONNET INTERNATIONAL INC.
                                          STATEMENT OF OPERATIONS

                                                               For the Years Ended June 30
                                          -----------------------------------------------------------------
                                                1999                    1998                      1997
                                          ---------------          ---------------          ---------------
Revenues:
---------
Revenues                                  $      987,946           $            -           $            -
                                          ---------------          ---------------          ---------------

Total Revenues                                   987,946                        -                        -

Cost of Revenues:
-----------------
Cost of Revenues                                  17,781
Wages                                            258,849
Other Cost of Revenues                             5,616
                                          ---------------

Total Cost of Revenues                           282,246

Gross Profit                                     705,700

General & Administrative Expenses:
Consulting Expenses                              359,339                        -                        -
Amortization Expense                              32,483
Salaries                                          44,830
Management Expenses                               30,000                        -                        -
Legal & Professional Expenses                     28,587                    6,393
Other Expenses                                    82,054                  (15,069)                   3,855
                                          ---------------          ---------------          ---------------

Total Expenses                                   577,293                   (8,676)                   3,855
                                          ---------------          ---------------          ---------------

Net Income (Loss) Before Tax                     128,407                    8,676                   (3,855)

Income Tax Benefit (Expense)                     (33,329)                       -                        -
                                          ---------------          ---------------          ---------------

Net Income (Loss)                         $       95,078           $        8,676           $       (3,855)
                                          ===============          ===============          ===============

Net Loss per share                                $0.027                   $0.016                  ($0.007)

Weighted Average Number of
    Shares Outstanding                         3,558,049                  555,200                  555,200
(Retroactively Restated)



                                      F-4

                         SOLUTIONNET INTERNATIONAL INC.
                                                                 For the Years Ended June 30
                                                     ---------------------------------------------
                                                         1999              1998            1997
                                                     --------------    ------------    -----------
Cash Flows from Operating Activities
------------------------------------
            Net Income per Income Statement          $      95,078     $     8,676     $   (3,855)

            Adjustments:
            ------------
            Amortization of R & D Expenses                  32,483               -              -
            Organization Expense                          (100,000)              -              -
            Loan Receivable                               (490,000)              -              -
            Goodwill                                    (1,500,000)
            Research & Development                        (436,737)
            Technology                                  (8,850,295)
            Accrued Expenses                               575,381
            Accrued Taxes                                  134,718
            Accounts Payable                               415,604         (37,176)         3,771
            Accrued Federal Income Tax Payable              33,329               -              -
            Accounts Receivable                         (1,176,664)              -              -
                                                     --------------    ------------    -----------

Net Cash (used for) Operating Activities               (11,267,103)        (28,500)           (84)
                                                     --------------    ------------    -----------

Cash Flows from Investing Activities
------------------------------------
            Fixed Assets                                   (19,156)              -              -
                                                     --------------    ------------    -----------

Net Cash (used for) provided by Investing Activities       (19,156)              -              -
                                                     --------------    ------------    -----------

Cash Flows from Financing Activities
------------------------------------
            Stock Issued                                11,500,600          28,500              -
            Note Payable                                         -               -              -
                                                     --------------    ------------    -----------

            Total from Financing Activities             11,500,600          28,500              -
                                                     --------------    ------------    -----------

            Increase in Cash                               214,341            (974)           (84)

Cash Balance, Begin of Year                                      -             974          1,058
                                                     --------------    ------------    -----------

Cash Balance, End of Year                            $     214,341     $         -     $      974
                                                     ==============    ============    ===========

Supplement Disclosure:
            Cash paid during year for:
               Interest                                          -               -              -
               Income Taxes                                      -               -              -


                         SolutionNet International, Inc.
                                 And Subsidiary

                          Notes to Financial Statements

1. STOCKHOLDERS' EQUITY

Common Stock

     The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, $0.001 par value per shares, of which 12,177,509 were outstanding as of June 30, 1999. Holders of shares of Common Stock are entitled to one vote and each fractional share of Common Stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors, in its discretion, from funds legally available therefore. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted. Holders of common stock do not have any preemptive or preferential rights to acquire any shares or securities of the Company, including shares or securities held in the treasury of the Company.

     Immediately prior to the share-exchange agreement, the Company had 7,000,003 shares issued and outstanding. After a 10-to-1 and a 4-to-1 reverse stock split, the Company had a total of 175,000 shares that were issued and outstanding. As part of the share exchange agreement of April 2, 1999, the Company issued 10,500,000 shares of common stock to shareholders of SR Singapore in exchange for 100% of SR Singapore's common stock. Currently, the Company has a total of 12,177,509 shares of common stock that are issued and outstanding

     On April 2, 1999, the Company issued an aggregate of 1,502,500 shares of common stock, par value $0.001, at an offering price of $0.66, to five "accredited" investors, pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, resulting in net proceeds to the Company in the amount of approximately $980,000. 2,500 shares of the total 1,502,500 were issued for legal services.

     On April 6, 1999, the Company raised approximately $980,000 through the sale of 1,500,000 shares of it's common stock at a price of $.66 per share.

Preferred Stock

     The Company's Articles of Incorporation authorizes the issuance of 5,000,000 of Preferred Stock, $0.001 par value. As of June 30, 1999 there were no issued and outstanding shares of Preferred Stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     Dividends in cash, property or shares shall be paid upon the Preferred Stock for any year on a cumulative or noncumulative basis as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock, to the extent earned surplus for each such year is available, in an amount as determined by resolution by the Board of Directors prior to the issuance of such Preferred Stock. No other dividend shall be paid on the Preferred Stock.

     Holders of shares of Preferred Stock may be granted the right to convert such Preferred Stock to Common Stock of the Company on such terms as may be determined by the Board of Directors prior to the issuance of such Preferred Stock.

     The Company does not have any debt securities and the Registrant does not anticipate or intend to register any other securities at this time.

2. STOCK BASED COMPENSATION

         At June 30, 1999, the Company did not have any stock based compensation plans in effect. In the event that the Company does adopt a stock based compensation plan they will use FASB Statement 123, Accounting for Stock-Based Compensation, which requires the company to provide pro forma information regarding net income per share as if compensation cost for the Company's options had been determined in accordance with the fair value based method prescribed in FASB Statement 123. The Company will estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model

         There is also no stock option outstanding at the present time.

3. INCOME TAXES

     The components of the provision for income taxes are as follows:

Year ended June 30,                      1999                       1998
--------------------------------------------------------------------------------
Current:
Federal                            $    33,329                  $     -0-
State                                   -0-                           -0-
--------------------------------------------------------------------------------
                                   $    33,329                  $     -0-
--------------------------------------------------------------------------------


     Such income taxes are included in the accompanying consolidated financial statements as follows:


--------------------------------------------------------------------------------
Income from operations             $    33,329                  $     -0-
Extraordinary Items                      ---                          ---
--------------------------------------------------------------------------------
                                   $    33,329                  $     -0-
--------------------------------------------------------------------------------


     The above provision has been calculated based on Federal and State statutory rates.

4. RELATED PARTY TRANSACTIONS

     There were no major related party transactions during the periods presented.

5. NOTE PAYABLE AND FINANCING TRANSACTIONS

     There are no long-term debt for the period ended June 30, 1999 or 1998. The only long-term debt is loans and advances from officers and directors of the Company. The Company's intent is fund future growth and research and development through issuance of equity funding.

6. EARNINGS PER SHARE

     The following reconciles the components of the earnings per share (EPS) computation:

June 30                                   1999                                      1998
Earning per common       Income           Shares          Per-Share   Income        Shares          Per-Share
Share                    (Numerator)      (Denominator)    Amount     (Numerator)   (Denominator)    Amount
--------------------------------------------------------------------------------------------------------------
Net Income              $   95,078         3,558,049       $.027       $  8,676      555,200        $  .016


Effect of Dilative
Securities: Stock
options
==============================================================================================================
Income from             $   95,078         3,558,049       $.027       $  8,676      555,200        $  .016
continuing operations
available to common
shareholders plus
assumed conversions
==============================================================================================================

     The number of shares are a weighted-average number of shares outstanding of the periods presents.

7. SUBSEQUENT EVENTS

     No other material subsequent events have occurred that warrants disclosure since the balance sheet date.

                         SolutionNet International, Inc.
                                 And Subsidiary


                         Summary of Accounting Policies

NATURE OF BUSINESS

     The Company was originally incorporated under the laws of the State of Iowa on August 1, 1984, under the name of Grason Industries, Inc. On April 28, 1994, Grason Industries, Inc. changed its name to ETG International, Inc.("Company or ETGI"). On October 11, 1994, ETGI changed its corporate domicile from Iowa to Minnesota. On March 22, 1999, ETGI changed its corporate name to SolutionNet, International, Inc. The Company has been primarily inactive for the past several years. The Company has 20, 000,000 in authorized common stock with a par value of $.001 and as of June 30, 1999 a total of 12,177,509 shares were issued and outstanding. The Company also has authorized preferred stock of 5,000,000 with a par value of $.001. As of June 30, 1999 there were no shares of preferred stock outstanding.


PRINCIPLES OF CONSOLIDATION

     The Company's financial statements include the effect of the merger agreement signed on April 2, 1999 between the Company and SR Singapore. The Company acquired 100% of the outstanding stock of SolutionNet, Inc. (a British Virgin Islands corporation), which held 100% of SR Singapore, Pte., Ltd., a Singapore corporation, in exchange for 10,500,000 shares of the Company's stock.

     Investments in which the Company does not have a majority voting or financial controlling interest are accounted for under the equity method of accounting unless its ownership constitutes less than a 20% interest in such entity for which such investment would then be included in the consolidated financial statements on the cost method. All significant inter-company transactions and balances have been eliminated in consolidation.


MARKETABLE SECURITIES

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), the Company classifies its investment portfolio according to the provisions of SFAS 115 as either held to maturity, trading, or available for sale. At June 30, 1999, the Company classified its investment portfolio as available for sale and held to maturity. Securities available for sale are carried at fair value with unrealized gains and losses included in stockholders' equity.

     Gain or losses from the sale or redemption of the investments are determined using the specific identification method.


INCOME TAXES

     The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

EARNINGS PER COMMON SHARE

     The Company has adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

     Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

     Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

UNINSURED CASH BALANCES

     The Company maintains its cash balances at several financial institutions. Accounts at the institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. Periodically, balances may exceed this amount. The Company's cash position is held by its operating subsidiary, SR Singapore, with holds its cash balances in a Singapore bank. At June 30, 1999, uninsured balances aggregated $214,341.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


YEAR 2000 CONCERNS

     The Company has addressed the concerns of potential year 2000 computing problems, both internally and with external parties and believes that significant additional costs will not be incurred because of this circumstance. The Company has performed an evaluation of its computer hardware and software and has determined that recent enhancements and upgrades have brought it's systems significantly into compliance with the year 2000 phenomenon and that existing support agreements are adequate to cope with any remaining issues. Based upon equipment evaluations and analysis by consulting parties, management does not believe that significant operational equipment modifications are necessary.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at June 30, 1999.

LONG-LIVED ASSETS

     Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

STOCK BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" SFAS No. 123 established a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company did not adopt the fair value based method but instead discloses the effects of the calculation required by the statement.

FOREIGN CURRENCY

     Assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are recorded as a separate component of stockholders' equity.

COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

         Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting and Derivative Instruments and Hedging Activities" The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The FASB has delayed the effective date of this statement by one year with the issuance of SFAS No. 137. The standard is now effective for fiscal years beginning after June 15, 2000. The Company is in now in the process of evaluating this statement and whether it will have any effect on its financial statements.

ACQUISITIONS

      By an agreement dated April 2, 1999, and a supplemental agreement dated April 6, 1999, the Company entered into an agreement with Densmore Group Limited ("Densmore Group") for the exchange of common stock (the "share-exchange agreement").

      Densmore Group owned a majority controlling interest in all of the issued and outstanding shares of SolutionNet Inc., which in turn, held all of the issued and outstanding shares of SR Singapore, Pte., Ltd. ("SR Singapore"). As part of the share-exchange agreement, an intermediate holding company was incorporated on April 14, 1999. SolutionNet Inc. was incorporated under the laws of the British Virgin Islands for the purpose of becoming the holding company for the Company's operating subsidiaries. The company is also responsible for managing the international sales of Company's products and services outside North America.

      Pursuant to the share-exchange agreement, the Company acquired 100% of the issued and outstanding stock of SolutionNet Inc.(and thereby SR Singapore) in exchange for 10,500,000 shares, $0.001 par value, of the Company's common stock. SR Singapore is a private limited corporation that was incorporated on January 25, 1994 under the laws of the Republic of Singapore. SR Singapore was incorporated for the purpose of providing independent consulting services offering numerous Information Technology solutions. Although inactive during 1994, SR Singapore became an active operational organization during the first fiscal quarter of 1995. Currently, SR Singapore is the wholly owned operating subsidiary of the Company.

      The results on the `Statement Of Operations' for the year ended June 30, 1999 includes only the result of operations after the consolidation as of April 2, 1999 and runs to June 30, 1999. The consolidated `Statement Of Operations' does not include any pre-April 2, 1999 operating activity for SR Singapore, Pte., Ltd.("SR Singapore").

      Immediately prior to the share-exchange agreement, the Company had 7,000,003 shares issued and outstanding. After a 10-to-1 and a 4-to-1 reverse stock split, the Company had a total of 175,000 shares that were issued and outstanding. As part of the share exchange agreement of April 2, 1999, the Company issued 10,500,000 shares of common stock to shareholders of SolutionNet, Inc. in exchange for 100% of SolutionNet, Inc. common stock.

     The purchase price and related acquisition costs exceeded the fair values assigned to assets by $1,500,000. This amount has been recorded as goodwill and will be amortized over 15 years. Details of the transaction are as follows:

                  Accounts Receivable               761,399
                  Fixed Assets                       19,155
                  Technology                      8,850,295
                  Goodwill                        1,500,000
                  Debts                           ( 630,849)
                                                 -----------

                  Total                          10,500,000
                                                 ===========


FISCAL YEAR END

     The Board of Directors elected to change the fiscal year-end to June 30. Previously, the Company has reported its financial results on September 30. The Company's subsidiary, SR Singapore reported its financial results on March 31. These financial statements have been restated to reflect the new fiscal year-end.

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year's financial statements in order to conform to the current presentation.

     Audited Financial Statements for SR Singapore, Pte., Ltd. for period ended June 30th 1999, December 31st, 1998, March 31st, 1998, and March 31st 1997.


                                       F-6

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION


                              SR SINGAPORE PTE LTD


                                 30TH JUNE 1999

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION



                              SR SINGAPORE PTE LTD



                                 30TH JUNE 1999



                                 C O N T E N T S




                                                                         PAGE
                                                                       --------

Report of the directors                                                   1

Statement by directors                                                    6

Report of the auditors to the members                                     7

Profit and loss account                                                   8

Balance Sheet                                                             9

Notes on the accounts                                                    10

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                             REPORT OF THE DIRECTORS



The directors present their report to the members together with the audited accounts of the company for the financial period from 1st January 1999 to 30th June 1999.


DIRECTORS

The directors in office at the date of this report are:

Venkatachari Suresh


PRINCIPAL ACTIVITIES

The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act as consultants and advisers in the information technology industries.

On April 2, 1999 SR Singapore entered into a share-exchange agreement with SolutionNet International, Inc. wherein SolutionNet International, Inc. acquired 100% of the total shares outstanding of SR Singapore.

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

There were no acquisition and disposal of subsidiaries during the financial period.

RESULTS FOR THE FINANCIAL PERIOD
                                                                         $
Net profit for the period after taxation                              325,473
Revenue reserve brought forward                                       130,087
                                                                 ---------------
Revenue reserve carried forward                                       455,560
                                                                 ===============

TRANSFER TO/(FROM) RESERVES OR PROVISIONS

There were no material transfers to or from reserves or provisions other than normal amounts set aside for depreciation of fixed assets and provision for current income tax as disclosed in the accounts.

ISSUE OF SHARES AND DEBENTURES

During the financial period, the company did not issue any shares or debentures.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial period was the company a party to any arrangement whose object is to enable the directors of the company to acquire benefits by means of the acquisitions of shares or debentures of the company or any other body corporate.


DIRECTORS' INTEREST IN SHARES OR DEBENTURES

The Directors holding office at the end of the financial period and their interests in the share capital of the company as recroded in the register of directors' shareholdings were as follows:

Name of directors                      At beginning               At end
In which interests                     of period                  of period
are held                               (ordinary shares of $1 each)

Venkatachari Suresh                    99,000                     *100,000
Vijaya Lachimi d/oS Govindsamy          1,000                         -

* By virtue of Section 7 of the Companies Act, Mr. Venkatachari Suresh is deemed to have an interest of 100,000 shares of the company.


DIVIDENDS

No dividends has been paid or declared or recommended since the end of the previous financial period.

BAD AND DOUBTFUL DEBTS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and have satisfied themselves that there were no known bad debts and that no provision for doubtful debts was necessary.

At the date of this report, the directors are not aware of any circumstances which would render it necessary to write off any debts or to make a provision for doubtful debts in respect of these accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



CURRENT ASSETS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that current assets which were unlikely to realise in the ordinary course of business their book values have been written down to their estimated realisable values or that adequate provisions have been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the values attributable to current assets in the accounts misleading.

CHARGES AND CONTINGENT LIABILITIES

Since the end of the financial period:

(a) no charge on the assets of the company has arisen which secures the liability of any other person, and

(b)   no contingent liability of the company has arisen.

ABILITY TO MEET OBLIGATIONS

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial period which, in the opinion of the directors, will or may substantially affect the ability of the company to meet its obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING ACCOUNTS

As at the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or accounts which would render any amount stated in the accounts misleading.

UNUSUAL ITEMS

In the opinion of the directors the results of the operations of the company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial period.

UNUSUAL ITEMS AFTER PERIOD END DATE

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which would affect substantially the results of the operations of the company for the financial period in which this report is made.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial period, no director has received or become entitled to receive a benefit by reason of a contract made by the company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.


OPTIONS GRANTED

No option to take up unissued share of the company was granted during the financial period.


OPTIONS EXERCISED


During the financial period, no shares were issued by virtue of the exercise of an option to take up unissued shares.


OPTION OUTSTANDING

There were no unissued shares of the company under option as at the end of the financial period.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



AUDITORS

Wee Koon San & Co have expressed their willingness to accept reappointment as auditors.








                                                     ON BEHALF OF THE DIRECTORS,








                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                     VENKATACHARI SURESH
                                                          DIRECTOR


SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                             STATEMENT BY DIRECTORS



In the opinion of the directors, the accompanying profit and loss account and balance sheet together with the notes thereon are drawn up so as to give a true and fair view of the state of affairs of the company for the financial period from 1st January 1999 to 30th June 1999 and of the results of the business of the company for the financial period then ended and, at the date of this statement, there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.




                                                     ON BEHALF OF THE DIRECTORS,









                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                     VENKATACHARI SURESH
                                                          DIRECTOR


SINGAPORE,

                    REPORT OF THE AUDITORS TO THE MEMBERS OF



                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of SR SINGAPORE PTE LTD for the financial period from 1st January 1999 to 30th June 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of:

         i) the state of affairs of the company for the financial period from 1st January 1999 to 30th June 1999 and of the results and cash flows of the company for the financial period then ended on that date; and

         ii) the other matters required by section 201 of the Act to be dealt with in the accounts;

(b) accounting and other records, and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.







                                                    WEE KOON SAN & CO
                                         CERTIFIED PUBLIC ACCOUNTANTS, SINGAPORE

SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM 1ST JANUARY 1999 TO 30TH JUNE 1999



                                                                     01/01/99          01/04/98
                                                                        TO                TO
                                                       NOTE          30/06/99          31/12/98
                                                                        $                  $

TURNOVER                                                              2,250,189         1,935,500
                                                                  ==============    ==============

Operating profit for the period                                         549,577            37,597

After charging :-
Amortisation of research and development                                110,442              -
Auditors' remuneration                                                    2,000             2,800
Depreciation of fixed assets                           1.2 & 4           19,280            26,569
Director's fee                                                             -               80,000
Directors' remuneration                                                  57,600            82,080
                                                                  ==============    ==============


Less : Taxation                                        1.5 & 9         (224,104)          (13,071)

                                                                  --------------    --------------
Net profit for the period after taxation                                325,473            24,526

Revenue reserve brought forward                                         130,087           105,561

                                                                  --------------    --------------
Revenue reserve carried forward                                         455,560           130,087
                                                                  ==============    ==============



The notes on pages 10 to 13 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                       BALANCE SHEET AS AT 30TH JUNE 1999


                                                                      30TH              31ST
                                                                      JUNE            DECEMBER
                                                       NOTE           1999              1998
                                                                        $                 $
CAPITAL EMPLOYED
Share capital                                          4                100,000           100,000
Revenue reserve                                                         455,560           130,087
                                                                  --------------    --------------
                                                                        555,560           230,087
                                                                  ==============    ==============

EMPLOYMENT OF CAPITAL

FIXED ASSETS                                           5                 32,563            31,570

RESEARCH AND DEVELOPMENT COST                          6                687,233           583,760

CURRENT ASSET
Stocks                                                                     -                3,732
Trade debtors                                                         1,454,116           325,113
Other debtors, deposits and prepayments                                 121,213            25,915
Cash and bank balances                                                  364,379              -
                                                                  --------------    --------------
                                                                      1,939,708           354,760
                                                                  --------------    --------------

LESS : CURRENT LIABILITIES
Trade creditor                                                           34,097            23,842
Other creditor and accruals                                             302,937           207,753
Amount owing to Holding company                        6              1,027,500              -
Amounts owing to directors                             7                278,920           438,014
Amount owing to a related company                      8                218,790            39,790
Bank overdraft (unsecured)                                                 -                1,604
Provision for taxation                                 11               241,700            29,000
                                                                  --------------    --------------
                                                                      2,103,944           740,003

NET CURRENT (LIABILITIES)                                              (164,236)         (385,243)

                                                                  --------------    --------------
                                                                        555,560           230,087
                                                                  ==============    ==============



The notes on pages 10 to 13 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                              NOTES ON THE ACCOUNTS

                                 30TH JUNE 1999



These notes form an integral part of and should be read in conjunction with the accompanying accounts :-


1.       GENERAL
         1.1  Change of Shareholders
              On 24th May 1999, the entire shareholding of the company was transferred to Solutionnet, Inc, a company incorporated in the British Virgin Islands. Solutionnet, Inc, hence becomes the holding company of the company with effect from this date.

2.       SIGNIFICANT ACCOUNTING POLICIES
         2.1  Basis of Accounting
              The accounts of the company expressed in Singapore dollars are prepared in accordance with the historical cost convention.

         2.2  Depreciation
              Depreciation is calculated on a straight line method to write off the cost of fixed assets over their estimated useful lives as follows:-

                                                                    No. of years
                  Furniture and fittings                                  5
                  Computer                                                3
                  Office equipment                                        3
                  Renovation                                              3

         2.3  Amortisation of Research and Development Costs
              The research and development is stated at cost and is amortised over a period of 3 years upon launching of the project.

         2.4  Income Tax
              The tax expense is determined on the basis of tax effect accounting, using the liability method and it is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

3.       PRINCIPAL ACTIVITIES AND TURNOVER

         The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act as consultants and advisers in the information technology industries.

         Turnover represents invoiced services rendered to customers.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



4.       SHARE CAPITAL

                                                                     01/01/99          01/04/98
                                                                        TO                TO
                                                                     30/06/99          31/12/98
                                                                         $                 $

         Ordinary shares of $1.00 each
         Authorised : 1,000,000 shares                                1,000,000         1,000,000
                                                                  ==============    ==============

         Issued and fully paid : 100,000 shares                         100,000           100,000
                                                                  ==============    ==============

5.       FIXED ASSETS

                                                                                                        Depreciation
                                                                    Accumulated         Net Book        charged for
        1999                                           Cost         Depreciation         Value          the period
                                                         $                 $                 $                 $
        Furniture and fittings                         26,034            13,920            12,114             2,265
        Office equipment                               19,822            11,554             8,268             1,936
        Computer                                       94,400            89,309             5,091            14,434
        Renovation                                      7,735               645             7,090               645
                                                --------------    --------------    --------------    --------------
                                                      147,991           115,428            32,563            19,280
                                                ==============    ==============    ==============    ==============

                                                                                                        Depreciation
                                                                    Accumulated         Net Book        charged for
        1998                                           Cost         Depreciation         Value          the period
                                                         $                 $                 $                 $
        Furniture and fittings                         23,104            11,654            11,450             3,179
        Office equipment                               10,213             9,618               595             1,739
        Computer                                       94,400            74,875            19,525            21,651
                                                --------------    --------------    --------------    --------------
                                                      127,717            96,147            31,570            26,569
                                                ==============    ==============    ==============    ==============

6.       RESEARCH AND DEVLOPMENT
         This comprise of the research and development cost for net banking and electronic medi infor, which consist of cost of materials, wages and production overheads.

7.       AMOUNT OWING TO HOLDING COMPANY
         The amount owing to holding company is interest-free, unsecured and has no fixed term of repayment.

8.       AMOUNTS OWING TO DIRECTORS
         The amounts owing to directors are interest-free, unsecured and have no fixed term of repayment.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



9.       AMOUNT OWING TO A RELATED COMPANY
         The amount owing to a related company is interest-free, unsecured and has no fixed term of repayment.

10.      RELATED PARTY TRANSACTIONS
         Significant related party transactions entered with company in which certain directors of the company have substantial financial interest were as follows:

                                                                                       01/01/99          01/04/98
                                                                                          To                To
                                                                                       30/06/99          31/12/98
                                                                                           $                 $
        IT consultancy fees services paid                                                 185,000            -
                                                                                    ==============    ==============

11.      TAXATION

                                                                                       01/01/99          01/04/98
                                                                                          To                To
                                                                                       30/06/99          31/12/98
                                                                                           $                 $
         Tax charged for the period                                                       212,700             9,000
         Under provision of income tax in respect of previous year                         11,404             4,071
                                                                                    --------------    --------------
                                                                                          224,104            13,071
                                                                                    ==============    ==============

         The income tax expense derived from the amount of income tax expense determined by applying the Singapore tax rate of 26% to profit before income tax as a result of the following timing differences :-

                                                                                       01/01/99          01/04/98
                                                                                          To                To
                                                                                       30/06/99          31/12/98
                                                                                           $                 $
         Income tax expense at statutory rate                                             142,890            20,580
         Non-allowable items                                                               73,213             7,141
         Other items                                                                       (3,403)          (18,721)
         Underprovision in respect of previous year                                        11,404             4,071
                                                                                    ==============    ==============
                                                                                          224,104            13,071
                                                                                    ==============    ==============

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)




12.      OPERATING LEASE COMMITMENT
         Rental and lease commitment for all operating leases for the period amounted to $50,011 (1998 : $56,668).

         As at the balance sheet, the company is committed to making the following payment in respect of operating leases within a term of more than one year.

                                                                                       01/01/99          01/04/98
                                                                                          to                To
                                                                                       30/06/99          31/12/98
                                                                                           $                 $
         Within 1 year                                                                    175,812            22,374
         Within 2 to 3 year                                                               351,624              -
                                                                                    ==============    ==============


13.      COMPARATIVE FIGURES
         Certain comparative figures have been reclassified to conform with current period's presentation.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


  TRADING AND PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM 1ST JANUARY 1999 TO
                                 30TH JUNE 1999

                                                                     01/01/99          01/04/98
                                                                        TO                TO
                                                                     30/06/99          31/12/98
                                                                         $                 $
TURNOVER                                                              2,250,189         1,935,500

LESS : COST OF SALES
Opening stocks                                                            3,732              -
Purchases                                                                69,970           339,930
Commission                                                                5,017               200
Consultancy fee                                                         185,000              -
Implementation expenses                                                 150,000              -
Insurance                                                                 5,719              -
Staff accommodation                                                        -               10,973
Wages                                                                   791,225           795,561
                                                                  --------------    --------------
                                                                      1,210,663         1,146,664
Less : Closing stocks                                                      -                3,732
                                                                  --------------    --------------
                                                                        395,844         1,142,932
                                                                  --------------    --------------
GROSS PROFIT                                                          1,039,526           792,568

LESS : EXPENDITURE (as per schedule)                                   (489,949)         (754,971)

                                                                  --------------    --------------
OPERATING PROFIT FOR THE PERIOD                                         549,577            37,597
                                                                  ==============    ==============



This schedule does not form part of the audited statutory accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                                                                     01/01/99          01/04/98
                                                                        TO                TO
                                                                     30/06/99          31/12/98
                                                                         $                 $
EXPENDITURE
Advertisement                                                             8,975             8,148
Amortisation of research and development                                110,442              -
Auditors' remuneration                                                    2,000             2,800
Bank charges and interest                                                   470               151
Depreciation of fixed assets                                             19,280            26,569
Directors' fees                                                            -               80,000
Directors' remuneration                                                  57,600            82,080
Entertainment and refreshment                                               789             6,380
Exhibition                                                               21,828              -
General expenses                                                          6,266             3,484
Insurance                                                                  -               17,706
Leasing charges for computers                                             2,845              -
Legal and professional fee                                                1,940             9,955
Office repairs and maintenance                                            1,716             2,068
Printing, postages and stationery                                         3,742             5,799
Rental of office                                                         50,011            58,467
Research and development written off                                       -               36,995
Salaries and CPF                                                        157,612           355,159
Secretarial fee                                                             643              -
Staff welfare                                                             1,386              -
Subscriptions                                                               410             2,625
Telephone                                                                18,398             3,883
Transport                                                                 9,604            19,016
Travelling                                                               12,686            31,276
Water and electricity                                                     1,306             2,410

                                                                  --------------    --------------
                                                                        489,949           754,971
                                                                  ==============    ==============



This schedule does not form part of the audited statutory accounts.

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION


                              SR SINGAPORE PTE LTD


                               31ST DECEMBER 1998

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION




                              SR SINGAPORE PTE LTD




                               31ST DECEMBER 1998




                                 C O N T E N T S


                                                                         PAGE
                                                                       --------

Report of the directors                                                   1

Statement by directors                                                    6

Report of the auditors to the members                                     7

Profit and loss account                                                   8

Balance Sheet                                                             9

Notes on the accounts                                                    10

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                             REPORT OF THE DIRECTORS



The directors present their report to the members together with the audited accounts of the company for the financial period from 1st April 1998 to 31st December 1998.


DIRECTORS

The directors in office at the date of this report are:

Vijaya Lachimi d/o S Govindasamy
Venkatachari Suresh

PRINCIPAL ACTIVITIES

The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act as consultants and advisers in the information technology industries.

There have been no significant changes in the nature of these activities during the financial period.

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

There were no acquisition and disposal of subsidiaries during the financial period.

RESULTS FOR THE FINANCIAL PERIOD

                                                                            $
Net profit for the period after taxation                                 24,526
Revenue reserve brought forward                                         105,561
                                                                  --------------
Revenue reserve carried forward                                         130,087
                                                                  ==============

TRANSFER TO/(FROM) RESERVES OR PROVISIONS

There were no material transfers to or from reserves or provisions other than normal amounts set aside for depreciation of fixed assets and provision for current income tax as disclosed in the accounts.

ISSUE OF SHARES AND DEBENTURES

During the financial period, the company did not issue any shares or debentures.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial period was the company a party to any arrangement whose object is to enable the directors of the company to acquire benefits by means of the acquisitions of shares or debentures of the company or any other body corporate.

DIRECTORS' INTEREST IN SHARES OR DEBENTURES

The directors holding office at the end of the financial period and their interests in the share capital of the company as recorded in the register of directors' shareholdings were as follows:-

Name of directors
in which interest                            At beginning           At end
are held                                     of period              of period
---------------------                        ------------           ------------
                                             (Ordinary shares of $1 each)

Venkatachjari Suresh                              60,000                 99,000
Vijaya Lachimi d/o S Govindasamy                  20,000                  1,000
Saraspadi d/o Tangaveloo                          20,000                   -

Ms Sarasapadi d/o Tangaveloo, who was appointed to the Board on 25th January 1994, resigned on 1st April 1998.

DIVIDENDS

No dividends has been paid or declared or recommended since the end of the previous financial year.

BAD AND DOUBTFUL DEBTS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and have satisfied themselves that there were no known bad debts and that no provision for doubtful debts was necessary.

At the date of this report, the directors are not aware of any circumstances which would render it necessary to write off any debts or to make a provision for doubtful debts, in respect of these accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



CURRENT ASSETS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that current assets which were unlikely to realise in the ordinary course of business their book values have been written down to their estimated realisable values or that adequate provisions have been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the values attributable to current assets in the accounts misleading.

CHARGES AND CONTINGENT LIABILITIES

Since the end of the financial period:

(a) no charge on the assets of the company has arisen which secures the liability of any other person, and

(b)      no contingent liability of the company has arisen.

ABILITY TO MEET OBLIGATIONS

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial period which, in the opinion of the directors, will or may substantially affect the ability of the company to meet its obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING ACCOUNTS

As at the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or accounts which would render any amount stated in the accounts misleading.

UNUSUAL ITEMS

In the opinion of the directors, the results of the operations of the company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial period.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



UNUSUAL ITEMS AFTER PERIOD END DATE

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which would affect substantially the results of the operations of the company for the financial period in which this report is made.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

OPTIONS GRANTED

No option to take up unissued share of the company was granted during the financial period.

OPTIONS EXERCISED

During the financial period, no shares were issued by virtue of the exercise of an option to take up unissued shares.

OPTION OUTSTANDING

There were no unissued shares of the company under option as at the end of the financial period.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



AUDITORS



Wee Koon San & Co have expressed their willingness to accept reappointment as auditors.










                                                     ON BEHALF OF THE DIRECTORS,







                                                       /s/ Vijaya Lachimi
                                                     ---------------------------
                                                          VIJAYA LACHIMI D/O
                                                            S GOVINDASAMY
                                                               DIRECTOR





                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                         VENKATACHARI SURESH
                                                               DIRECTOR



SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                             STATEMENT BY DIRECTORS




In the opinion of the directors, the accompanying profit and loss account and balance sheet together with the notes thereon are drawn up so as to give a true and fair view of the state of affairs of the company for the financial period from 1st April 1998 to 31st December 1998 and of the results of the business of the company for the financial period then ended and, at the date of this statement, there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.




                                                     ON BEHALF OF THE DIRECTORS,




                                                       /s/ Vijaya Lachimi
                                                     ---------------------------
                                                          VIJAYA LACHIMI D/O
                                                            S GOVINDASAMY
                                                               DIRECTOR






                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                         VENKATACHARI SURESH
                                                               DIRECTOR


SINGAPORE,

                    REPORT OF THE AUDITORS TO THE MEMBERS OF

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of SR SINGAPORE PTE LTD for the financial period from 1st April 1998 to 31st December 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of :

         i) the state of affairs of the company for the financial period from 1st April 1998 to 31st December 1998 and of the results of the company for the financial period then ended on that date; and

         ii) the other matters required by section 201 of the Act to be dealt with in the accounts;

(b) the accounting and other records, and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.






                                                           /s/ Wee Koon San & Co

                                                               WEE KOON SAN & CO
                                         CERTIFIED PUBLIC ACCOUNTANTS, SINGAPORE

SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998


                                                                     01/04/98          01/04/97
                                                                        TO                TO
                                                       NOTE          31/12/98          31/03/98
                                                                         $                 $

TURNOVER                                                              1,935,500         2,536,650
                                                                  ==============    ==============

Operating profit for the period/year                                     37,597            50,938


After charging :-
Auditors' remuneration                                                    2,800             2,500
Depreciation of fixed assets                           1.2 & 4           26,569            32,859
Director's fee                                                           80,000            20,000
Directors' remuneration                                                  82,080            84,590
                                                                  ==============    ==============


Less : Taxation                                        1.5 & 10         (13,071)          (25,500)
                                                                  --------------    --------------

Net profit for the period/year after taxation                            24,526            25,438

Revenue reserve brought forward                                         105,561            80,123
                                                                  --------------    --------------

Revenue reserve carried forward                                         130,087           105,561
                                                                  ==============    ==============



The notes from pages 10 to 13 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)

                     BALANCE SHEET AS AT 31ST DECEMBER 1998


                                                                     01/04/98          01/04/97
                                                                        TO                TO
                                                       NOTE          31/12/98          31/03/98
                                                                         $                 $

CAPITAL EMPLOYED
Share capital                                          3                100,000           100,000
Revenue reserve                                                         130,087           105,561
                                                                  --------------    --------------
                                                                        230,087           205,561
                                                                  ==============    ==============

EMPLOYMENT OF CAPITAL

FIXED ASSETS                                           4                 31,570            37,474

RESEARCH AND DEVELOPMENT COST                          5                583,760              -

CURRENT ASSETS
Stocks                                                                    3,732              -
Trade debtors                                                           325,113           406,088
Other debtors, deposits and prepayments                                  25,915            29,386
Cash balances                                                              -                1,085
                                                                  --------------    --------------
                                                                        354,760           436,559
                                                                  --------------    --------------

LESS : CURRENT LIABILITIES
Trade creditor                                                           23,842            12,002
Other creditor and accruals                                             207,753           106,774
Amounts owing to directors                             6                438,014           112,032
Amount owing to a related company                      7                 39,790              -
Bank overdraft (unsecured)                             9                  1,604            17,664
Provision for taxation                                10                 29,000            20,000
                                                                  --------------    --------------
                                                                        740,003           268,472

NET CURRENT (LIABILITIES)/ASSETS                                       (385,243)          168,087

                                                                  --------------    --------------
                                                                        230,087           205,561
                                                                  ==============    ==============



The notes from pages 10 to 13 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                              NOTES ON THE ACCOUNTS


                               31ST DECEMBER 1998


These notes form an integral part of and should be read in conjunction with the accompanying accounts :-

1.       SIGNIFICANT ACCOUNTING POLICIES
         1.1      Basis of Accounting
                  The accounts expressed in Singapore dollars are prepared in accordance with the historical cost convention.

         1.2      Depreciation
                  Depreciation is calculated on a straight line method to write off the cost of the fixed assets over their estimated useful lives. The estimated useful lives have been taken as follows:-

                                                                    No. of years
                  Furniture and fittings                                  5
                  Computer                                                3
                  Office equipment                                        3

         1.3      Amortisation of research and development costs
                  The research and development is stated at cost and is amortised over a period of 3 years upon launching of project.

         1.4      Stocks
                  Stocks are stated at lower of cost (first-in first-out method) and net realisable value. In estimating the net realisable value, due allowance was made for costs of realisation and age or marketability of items.

         1.5      Income Tax
                  The tax expense is determined on the basis of tax effect accounting using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

2.       PRINCIPAL ACTIVITIES AND TURNOVER

         The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act s consultants and advisers in the information technology industries.
         Turnover represents invoiced services rendered to customers.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



3.       SHARE CAPITAL

                                                                     01/04/98          01/04/97
                                                                        TO                TO
                                                                     31/12/98          31/03/98
                                                                         $                 $
         Ordinary shares of $1.00 each
         Authorised : 1,000,000 shares                                1,000,000         1,000,000
                                                                  ==============    ==============

         Issued and fully paid : 100,000 shares                         100,000           100,000
                                                                  ==============    ==============


4.       FIXED ASSETS

                                                                                                          Depreciation
                                                                     Accumulated         Net Book          charged for
         1998                                        Cost           depreciation           Value           the period
                                                       $                  $                  $                  $
         Furniture and fittings                        23,104            11,654            11,450             3,179
         Office equipment                              10,213             9,618               595             1,739
         Computer                                      94,400            74,875            19,525            21,651
                                                --------------    --------------    --------------    --------------
                                                      127,717            96,147            31,570            26,569
                                                ==============    ==============    ==============    ==============

                                                                                                       Depreciation
                                                                   Accumulated         Net Book         charged for
         1997                                        Cost          depreciation          Value           the year
                                                       $                 $                 $                 $
         Furniture and fittings                        75,649            53,223            22,426            25,216
         Office equipment                              10,213             7,879             2,334             3,405
         Computer                                      21,190             8,476            12,714             4,238
                                                --------------    --------------    --------------    --------------
                                                      107,052            69,578            37,474            32,859
                                                ==============    ==============    ==============    ==============

5.       RESEARCH AND DEVELOPMENT
         This comprise of the research and development cost for net banking and electronic medi infor, which consist of cost of materials, wages and production overhead.

6.       AMOUNTS OWING TO DIRECTORS
         The amounts owing to directors are unsecured, interest-free and have no fixed term of repayment.

7.       AMOUNT OWING TO A RELATED COMPANY
         The amount owing to a related company is unsecured, interest-free and has no fixed term of repayment.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



8.       RELATED PARTY TRANSACTIONS
         Significant related party transactions entered with company is which certain directors of the company have substantial financial interest were as follows :-

                                                                                      01/04/98           01/04/97
                                                                                         to                 to
                                                                                      31/12/98           31/03/98
                                                                                          $                  $
        IT Consultancy fees services                                                       39,790              -
                                                                                    ==============    ==============

9.       BANK OVERDRAFT (UNSECURED)
         The bank overdraft is due to unpresented cheques as at the financial period end.

10.      TAXATION

                                                                                      01/04/98           01/04/97
                                                                                         to                 to
                                                                                      31/12/98           31/03/98
                                                                                          $                  $
        Tax charged for the period/year                                                     9,000            20,000
        Underprovision in respect if previous year                                          4,071             5,500
                                                                                    --------------    --------------
                                                                                           13,071            25,500
                                                                                    ==============    ==============

         The income tax expense derived from the amount of income tax expense determined by applying the Singapore tax rate of 26% to profit before income tax as a result of the following timing differences :-

                                                                                      01/04/98           01/04/97
                                                                                         to                 to
                                                                                      31/12/98           31/03/98
                                                                                          $                  $
        Income tax expense at statutory rate                                               20,580            13,244
        Non-allowable items                                                                 7,141             8,718
        Other items                                                                       (14,650)            3,538
                                                                                    --------------    --------------
                                                                                           13,071            25,500
                                                                                    ==============    ==============

11.      OPERATING LEASE COMMITMENT
         Rental and lease commitment for all operation leases for the period amounted to $58,467 (1998 : $56,668).

         As at the balance sheet, the company is committed to making the following payment in respect of operating leases within a term of more than one year.

                                                                                      01/04/98           01/04/97
                                                                                         to                 to
                                                                                      31/12/98           31/03/98
                                                                                          $                  $
        Within 1 year                                                                      22,374            67,993
                                                                                    ==============    ==============

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



12.      COMPARATIVE FIGURES
         Certain comparative figures have been reclassified to conform with the current period's presentation.

13.      CHANGE OF FINANCIAL YEAR END
         The company changed its financial year end from 31st March 1998 to 31st December 1998. The accounts of the financial period covered a period of 9 months from 1st April 1998 to 31st December 1998.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


TRADING AND PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED FROM 1ST APRIL 1998 TO 31ST DECEMBER 1998

                                                                     01/04/98          01/04/97
                                                                        TO                TO
                                                                     31/12/98          31/03/98
                                                                         $                 $


TURNOVER                                                              1,935,500         2,536,650

LESS : COST OF SALES
Purchases                                                               339,930           411,659
Commission                                                                  200             2,766
Insurance                                                                  -                5,980
Staff accommodation                                                      10,973            31,817
Wages                                                                   795,561         1,169,701
                                                                  --------------    --------------
                                                                      1,146,664         1,621,923
Less : Closing stocks                                                     3,732           -
                                                                  --------------    --------------
                                                                      1,142,932         1,621,923
                                                                  --------------    --------------
GROSS PROFIT                                                            792,568           914,727
Add : Other income                                                         -               52,880
                                                                  --------------    --------------
                                                                        792,568           967,607
LESS : EXPENDITURE (as per schedule)                                    754,971           916,669
                                                                  --------------    --------------

OPERATING PROFIT FOR THE PERIOD/YEAR                                     37,597            50,938
                                                                  ==============    ==============



This schedule does not form part of the audited statutory accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                                                                     01/04/98          01/04/97
                                                                        TO                TO
                                                                     31/12/98          31/03/98
                                                                         $                 $
EXPENDITURE
Advertisement                                                             8,148            11,509
Auditors' remuneration                                                    2,800             2,500
Bank charges and interest                                                   151               822
Delivery and distribution                                                  -                3,283
Depreciation of fixed assets                                             26,569            32,859
Directors' fees                                                          80,000            20,000
Directors' remuneration                                                  82,080            84,590
Donation                                                                   -                  501
Entertainment and refreshment                                             6,380             9,551
Exhibition                                                                 -                5,160
General expenses                                                          3,484             6,462
Insurance                                                                17,706            15,506
Internet charges                                                           -                2,420
Legal and professional fee                                                9,955            11,437
Office repairs and maintenance                                            2,068             2,980
Printing, postages and stationery                                         5,799             9,707
Rental of office                                                         58,467            56,668
Research and development written off                                     36,995           354,972
Salaries and CPF                                                        355,159           232,549
Secretarial fee                                                            -                  600
Subscriptions                                                             2,625               700
Telephone                                                                 3,883            13,516
Transport                                                                19,016             7,712
Travelling                                                               31,276            28,790
Water and electricity                                                     2,410             1,875

                                                                  --------------    --------------
                                                                        754,971           916,669
                                                                  ==============    ==============



This schedule does not form part of the audited statutory accounts.

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION


                              SR SINGAPORE PTE LTD


                                 31ST MARCH 1998

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION



                              SR SINGAPORE PTE LTD



                                 31ST MARCH 1998



                                 C O N T E N T S




                                                                         PAGE
                                                                       --------

Report of the directors                                                   1

Statement by directors                                                    6

Report of the auditors to the members                                     7

Profit and loss account                                                   8

Balance Sheet                                                             9

Notes on the accounts                                                    10

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                             REPORT OF THE DIRECTORS



The directors present their report to the members together with the audited accounts of the company for the financial period ended 31st March 1998.


DIRECTORS

The directors in office at the date of this report are:

Vijaya Lachimi d/o S Govindsamy
Venkatachari Suresh

PRINCIPAL ACTIVITIES

The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act as consultants and advisers in the information technology industries.

There have been no significant changes in the nature of these activities during the financial period.

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

There were no acquisition and disposal of subsidiaries during the financial period.

RESULTS FOR THE FINANCIAL PERIOD
                                                                           $
Net profit for the period after taxation                                 25,438
Revenue reserve brought forward                                          80,123
                                                                 ---------------
Revenue reserve carried forward                                         105,561
                                                                 ===============

TRANSFER TO/(FROM) RESERVES OR PROVISIONS

There were no material transfers to or from reserves or provisions other than normal amounts set aside for depreciation of fixed assets and provision for current income tax as disclosed in the accounts.

ISSUE OF SHARES AND DEBENTURES

During the financial period, the company did not issue any shares or debentures.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES


Neither at the end of nor at any time during the financial period was the company a party to any arrangement whose object is to enable the directors of the company to acquire benefits by means of the acquisitions of shares or debentures of the company or any other body corporate.


DIRECTORS' INTEREST IN SHARES OR DEBENTURES

The directors holding office at the end of the financial period and their interests in the share capital of the company as recorded in the register of directors' shareholdings were as follows :-

Name of directors
in which interest                            At beginning           At end
are held                                     of period              of period
---------------------                        ------------           ------------
                                             (Ordinary shares of $1 each)

Venkatachari Suresh                               60,000                 60,000
Vijaya Lachimi d/o S Govindsamy                   20,000                 20,000
Saraspadi D/o Tangaveloo                          20,000                 20,000

Ms. Saraspadi D/o Tangaveloo, who was appointed to the Board on the 25th of January 1994, resigned on 1st April, 1998.

DIVIDENDS

No dividends has been paid or declared or recommended since the end of the previous financial period.

BAD AND DOUBTFUL DEBTS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and have satisfied themselves that there were no known bad debts and that no provision for doubtful debts was necessary.

At the date of this report, the directors are not aware of any circumstances which would render it necessary to write off any debts or to make a provision for doubtful debts in respect of these accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



CURRENT ASSETS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that current assets which were unlikely to realise in the ordinary course of business their book values have been written down to their estimated realisable values or that adequate provisions have been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the values attributable to current assets in the accounts misleading.

CHARGES AND CONTINGENT LIABILITIES

Since the end of the financial period:

(a) no charge on the assets of the company has arisen which secures the liability of any other person, and

(b)      no contingent liability of the company has arisen.

ABILITY TO MEET OBLIGATIONS

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial period which, in the opinion of the directors, will or may substantially affect the ability of the company to meet its obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING ACCOUNTS

As at the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or accounts which would render any amount stated in the accounts misleading.

UNUSUAL ITEMS

In the opinion of the directors the results of the operations of the company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial period.

UNUSUAL ITEMS AFTER PERIOD END DATE

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which would affect substantially the results of the operations of the company for the financial period in which this report is made.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial period, no director has received or become entitled to receive a benefit by reason of a contract made by the company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.


OPTIONS GRANTED

No option to take up unissued share of the company was granted during the financial period.


OPTIONS EXERCISED


During the financial period, no shares were issued by virtue of the exercise of an option to take up unissued shares.


OPTION OUTSTANDING

There were no unissued shares of the company under option as at the end of the financial period.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



AUDITORS

Wee Koon San & Co have expressed their willingness to accept reappointment as auditors.










                                                     ON BEHALF OF THE DIRECTORS,







                                                     /s/ Vijaya Lachimi
                                                     ---------------------------
                                                          VIJAYA LACHIMI D/O
                                                            S GOVINDASAMY
                                                               DIRECTOR





                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                         VENKATACHARI SURESH
                                                               DIRECTOR



SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                             STATEMENT BY DIRECTORS


In the opinion of the directors, the accompanying profit and loss account and balance sheet together with the notes thereon are drawn up so as to give a true and fair view of the state of affairs of the company as of 31st of March 1998 and of the results of the business of the company for the financial period then ended and, at the date of this statement, there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.










                                                     ON BEHALF OF THE DIRECTORS,







                                                       /s/ Vijaya Lachimi
                                                     ---------------------------
                                                          VIJAYA LACHIMI D/O
                                                            S GOVINDASAMY
                                                               DIRECTOR





                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                         VENKATACHARI SURESH
                                                               DIRECTOR



SINGAPORE,

                    REPORT OF THE AUDITORS TO THE MEMBERS OF


                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of SR SINGAPORE PTE LTD as of 31st of March 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(b) the financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of:

         i) the state of affairs of the company for the financial period as of 31st of March 1998 and of the results and cash flows of the company for the financial period then ended on that date; and

         ii) the other matters required by section 201 of the Act to be dealt with in the accounts;

(b) accounting and other records, and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.

                                                               WEE KOON SAN & CO
                                         CERTIFIED PUBLIC ACCOUNTANTS, SINGAPORE


SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



         PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST OF MARCH 1998





                                                       NOTE            1998              1997
                                                                         $                 $

TURNOVER                                                              2,536,650         1,222,950
                                                                  ==============    ==============

Operating profit for the period                                          50,938           106,560

After charging :-

Auditors' remuneration                                                    2,500             2,000
Depreciation of fixed assets                           1.2 & 4           32,859            31,774
Director's fee                                                           20,000            20,000
Directors' remuneration                                                  84,590              -
Preliminary expenses written off                                           -                2,200
Preoperating expenses written off                                          -                6,368
                                                                  ==============    ==============

Add : Taxation                                         1.3 & 7           25,500            12,700

                                                                  --------------    --------------
Net profit for the year after taxation                                   25,438            93,860

Revenue reserve/ accumulated (losses) brought
forward                                                                  80,123           (13,737)

                                                                  --------------    --------------
Revenue reserve carried forward                                         105,561            80,123
                                                                  ==============    ==============



The notes on pages 10 to 12 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                     BALANCE SHEET AS OF 31ST OF MARCH 1998



                                                       NOTE            1998              1997
                                                                         $                 $

CAPITAL EMPLOYED
Share capital                                          3                100,000           100,000
Revenue reserve                                                         105,561            80,123
                                                                  --------------    --------------
                                                                        205,561           180,123
                                                                  ==============    ==============

EMPLOYMENT OF CAPITAL

FIXED ASSETS                                           4                 37,474            67,079



CURRENT ASSET

Trade debtors                                                           406,088           284,045
Other debtors, deposits and prepayments                                  29,386            36,789
Cash balances                                                             1,085            30,666
                                                                  --------------    --------------
                                                                        436,559           351,500

LESS : CURRENT LIABILITIES
Trade creditor                                                           12,002            13,431
Other creditor and accruals                                             106,774           135,563

Amounts owing to directors                             5                112,032            76,762

Bank overdraft (unsecured)                             6                 17,664              -
Provision for taxation                                 7                 20,000            12,700
                                                                  --------------    --------------
                                                                        268,472           238,456
                                                                  --------------    --------------

NET CURRENT ASSETS                                                      168,087           113,044

                                                                  --------------    --------------
                                                                        205,561           180,123
                                                                  ==============    ==============



The notes on pages 10 to 12 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                              NOTES ON THE ACCOUNTS

                                 31ST MARCH 1998


These notes form an integral part of and should be read in conjunction with the accompanying accounts :-

1.       SIGNIFICANT ACCOUNTING POLICIES
         1.1      Basis of Accounting
                  The accounts expressed in Singapore dollars are prepared in accordance with the historical cost convention.

         1.2      Depreciation
                  Depreciation is calculated on a straight line method to write off the cost of the fixed assets over their estimated useful lives. The estimated useful lives have been taken as follows:

                                                                    No. of years
                  Furniture and fittings                                 5
                  Computer                                               3
                  Office Equipment                                       3

         1.3      Income Tax
                  The tax expense is determined on the basis of tax effect accounting, using the liability method and it is applied to all significant timing differences. Deferred tax benefits are not recognized unless there is reasonable expectation of their realization.

2.       PRINCIPAL ACTIVITIES AND TURNOVER

         The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act as consultants and advisers in the information technology industries.

         Turnover represents invoiced services rendered to customers.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



3.       SHARE CAPITAL

                                                                       1998              1997
                                                                         $                 $

         Ordinary shares of $1.00 each
         Authorized : 1,000,000 shares                                1,000,000         1,000,000
                                                                  ==============    ==============

         Issued and fully paid : 100,000 shares                         100,000           100,000
                                                                  ==============    ==============

4.       FIXED ASSETS

                                                                                                        Depreciation
                                                                    Accumulated         Net Book        charged for
        1998                                           Cost         Depreciation         Value          the period
                                                         $                 $                 $                 $
        Furniture and fittings                         75,649            53,223            22,426            25,216
        Office equipment                               10,213             7,879             2,334             3,405
        Computer                                       21,190             8,476            12,714             4,238
                                                --------------    --------------    --------------    --------------
                                                      107,052            69,578            37,474            32,859
                                                ==============    ==============    ==============    ==============

                                                                                                        Depreciation
                                                                    Accumulated         Net Book        charged for
        1997                                           Cost         Depreciation         Value          the period
                                                         $                 $                 $                 $
        Furniture and fittings                         21,190             4,238            16,952             4,238
        Office equipment                                6,959             4,475             2,485             2,320
        Computer                                       75,649            28,007            47,642            25,216
                                                --------------    --------------    --------------    --------------
                                                      103,798            36,720            67,079            31,774
                                                ==============    ==============    ==============    ==============


5.       AMOUNTS OWING TO DIRECTORS
         The amounts owing to directors are interest-free, unsecured and have no fixed term of repayment.

6.       BANK OVERDRAFT (UNSECURED)
         The bank overdraft is due to unpresented cheques as of the financial year end.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


7.       TAXATION

                                                                       1998              1997


                                                                         $                 $
         Tax charged for the year                                        20,000            12,700
         Under provision in respect of previous year                      5,500              -
                                                                  --------------    --------------
                                                                         25,500            12,700
                                                                  ==============    ==============

         The income tax expense derived from the amount of income tax expense determined by applying the Singapore tax rate of 26% to profit before income tax as a result of the following timing differences :-

                                                                       1998              1997


                                                                         $                 $
         Income tax expense at statutory rate                            13,244            27,706
         Non-allowable items                                              8,718             9,380
         Other items                                                      3,538           (24,386)

                                                                  ==============    ==============
                                                                         25,500            12,700
                                                                  ==============    ==============

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)




8.       OPERATING LEASE COMMITMENT
         Rental and lease commitment for all operating leases for the year amounted to $56,668 (1997 : $66,339).

         As at the balance sheet, the company is committed to making the following payment in respect of operating leases within a term of more than one year.

                                                                       1998              1997


                                                                         $                 $
         Within 1 year                                                   67,993            53,139
         Within 2 to 3 year                                                -              117,197
                                                                  ==============    ==============
                                                                         67,993           170,336

9.       RESEARCH AND DEVELOPMENT
         During the financial year, the research and development stated at cost of $354,972 for the development of net banking and electronic medi infor was written off in the year in which it is incurred.


10.      COMPARATIVE FIGURES
         Certain comparative figures have been reclassified to conform with current year's presentation.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


     TRADING AND PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 1998

                                                                       1998              1997
                                                                         $                 $


TURNOVER                                                              2,536,650         1,222,950

LESS : COST OF SALES

Purchases                                                               411,659           126,640
Commission                                                                2,766             2,753


Insurance                                                                 5,980             6,117
Staff accommodation                                                      31,817             5,579

Wages                                                                 1,169,701           688,772
                                                                  --------------    --------------
                                                                      1,621,923           829,861

GROSS PROFIT                                                            914,727           393,089
Add:   Other Income                                                      52,880            13,580
                                                                        967,607           406,669
LESS : EXPENDITURE (as per schedule)                                    916,669           300,109

                                                                  --------------    --------------
OPERATING PROFIT FOR YEAR/ PERIOD                                        50,938           106,560
                                                                  ==============    ==============



This schedule does not form part of the audited statutory accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                                                                       1998              1997


                                                                         $                 $
LESS: EXPENSES

Advertisement                                                            11,509             4,589

Auditors' remuneration                                                    2,500             2,000
Bank charges and interest                                                   822             1,300
CPF                                                                      38,758            19,140
Delivery and Distribution                                                 3,283              -
Depreciation of fixed assets                                             32,859            31,774
Directors' fees                                                          20,000            20,000
Directors' remuneration                                                  84,590              -
Donation                                                                    501              -
Entertainment and refreshment                                             9,551             4,992
Exhibition                                                                5,160              -
General expenses                                                          6,462             7,276
Insurance                                                                15,506              -
Internet charges                                                          2,420              -
Legal and professional fee                                               11,437             2,204
Office repairs and maintenance                                            2,980               823
Preliminary expenses written off                                           -                2,200
Printing, postages and stationery                                         9,707             6,487
Rental                                                                   56,668            66,339
Research and development                                                354,972              -
Salaries                                                                193.791            95,878
Secretarial fees                                                            600               100
Subscriptions                                                               700              -

Telephone                                                                13,516             9,757
Transport                                                                 7,712             5,086
Travelling                                                               28,790             7,637
Water and electricity                                                     1,875             1,245

                                                                  --------------    --------------
                                                                        916,669           300,109
                                                                  ==============    ==============



This schedule does not form part of the audited statutory accounts.

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION


                              SR SINGAPORE PTE LTD


                                 31ST MARCH 1997

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION




                              SR SINGAPORE PTE LTD




                                 31ST MARCH 1997




                                 C O N T E N T S


                                                                         PAGE
                                                                       --------

Report of the directors                                                   1

Statement by directors                                                    6

Report of the auditors to the members                                     7

Profit and loss account                                                   8

Balance Sheet                                                             9

Notes on the accounts                                                    10

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                             REPORT OF THE DIRECTORS



The directors present their report to the members together with the audited accounts of the company for the financial year ended 31st March 1997.


DIRECTORS

The directors in office at the date of this report are:

Vijaya Lachimi d/o S Govindasamy
Venkatachari Suresh

PRINCIPAL ACTIVITIES

The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act as consultants and advisers in the information technology industries.

There have been no significant changes in the nature of these activities during the financial period.

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

There were no acquisition and disposal of subsidiaries during the financial period.

RESULTS FOR THE FINANCIAL PERIOD

                                                                           $
Net profit for the period after taxation                                 93,860
Accumulated (losses) brought forward                                    (13,737)
                                                                  --------------
Revenue reserve carried forward                                          80,123
                                                                  ==============


TRANSFER TO/(FROM) RESERVES OR PROVISIONS

There were no material transfers to or from reserves or provisions other than normal amounts set aside for depreciation of fixed assets and provision for current income tax as disclosed in the accounts.

ISSUE OF SHARES AND DEBENTURES

During the financial year, the company increase its authorized share capital from 100,000 shares of S$1.00 each to 1,000,000 shares of S$1.00 each by the creation of 900,000 new ordinary shares of S$1.00 each.

On 30th April 1996, the issued share capital was increased by 50,000 ordinary shares of S$1.00 each fully paid for cash at par to provide additional working capital.

During the financial period, the company did not issue any shares or debentures.


ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR
DEBENTURES

Neither at the end of nor at any time during the financial period was the company a party to any arrangement whose object is to enable the directors of the company to acquire benefits by means of the acquisitions of shares or debentures of the company or any other body corporate.

DIRECTORS' INTEREST IN SHARES OR DEBENTURES

The directors holding office at the end of the financial period and their interests in the share capital of the company as recorded in the register of directors' shareholdings were as follows:-

Name of directors
in which interest                            At beginning           At end
are held                                     of period              of period
---------------------                        ------------           ------------
                                             (Ordinary shares of $1 each)

Venkatachjari Suresh                                -                    60,000
Vijaya Lachimi d/o S Govindasamy                  25,000                 20,000
Saraspadi d/o Tangaveloo                          25,000                 20,000

Mr Venkatachari Suresh was appointed to the Board on 30th April 1997.

DIVIDENDS

No dividends has been paid or declared or recommended since the end of the previous financial year.

BAD AND DOUBTFUL DEBTS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and have satisfied themselves that there were no known bad debts and that no provision for doubtful debts was necessary.

At the date of this report, the directors are not aware of any circumstances which would render it necessary to write off any debts or to make a provision for doubtful debts, in respect of these accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



CURRENT ASSETS

Before the profit and loss account and the balance sheet were made out, the directors took reasonable steps to ascertain that current assets which were unlikely to realise in the ordinary course of business their book values have been written down to their estimated realisable values or that adequate provisions have been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the values attributable to current assets in the accounts misleading.

SUBSEQUENT EVENTS

Since the end of the financial period:

(a) no charge on the assets of the company has arisen which secures the liability of any other person, and

(b)      no contingent liability of the company has arisen.

CONTINGENT OF OTHER LIABILITY

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial period which, in the opinion of the directors, will or may substantially affect the ability of the company to meet its obligations as and when they fall due.

OTHER CIRCUMSTANCES AFFECTING ACCOUNTS

As at the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or accounts which would render any amount stated in the accounts misleading.

MATERIAL AND UNUSUAL ITEMS DURING THE FINANCIAL YEAR

In the opinion of the directors, the results of the operations of the company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial period.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



MATERIAL AND UNUSUAL ITEMS SINCE THE END OF THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which would affect substantially the results of the operations of the company for the financial period in which this report is made.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

OPTIONS GRANTED

No option to take up unissued share of the company was granted during the financial period.

OPTIONS EXERCISED

During the financial period, no shares were issued by virtue of the exercise of an option to take up unissued shares.

OPTION OUTSTANDING

There were no unissued shares of the company under option as at the end of the financial period.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)





AUDITORS


Wee Koon San & Co have expressed their willingness to accept reappointment as auditors.










                                                     ON BEHALF OF THE DIRECTORS,






                                                       /s/ Vijaya Lachimi
                                                     ---------------------------
                                                          VIJAYA LACHIMI D/O
                                                            S GOVINDASAMY
                                                               DIRECTOR






                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                          VENKATACHARI SURESH
                                                               DIRECTOR



SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)



                             STATEMENT BY DIRECTORS




In the opinion of the directors, the accompanying profit and loss account and balance sheet together with the notes thereon are drawn up so as to give a true and fair view of the state of affairs of the company for the financial period from 1st April 1998 to 31st December 1998 and of the results of the business of the company for the financial period then ended and, at the date of this statement, there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.










                                                     ON BEHALF OF THE DIRECTORS,






                                                       /s/ Vijaya Lachimi
                                                     ---------------------------
                                                          VIJAYA LACHIMI D/O
                                                            S GOVINDASAMY
                                                               DIRECTOR






                                                       /s/ Venkatachari Suresh
                                                     ---------------------------
                                                          VENKATACHARI SURESH
                                                               DIRECTOR



SINGAPORE,

                    REPORT OF THE AUDITORS TO THE MEMBERS OF

                SR SINGAPORE PTE LTD (INCORPORATED IN SINGAPORE)

We have audited the accounts set out on pages 8 to 12 in accordance with Singapore Standards on Auditing and Statements of Auditing Practice and, accordingly, included such test of the accounting records and such other audit procedures as we considered appropriate in the circumstances.

In our opinion,

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of :

         i) the state of affairs of the company as at 31st March 1997 and of the results of the company for the financial period then ended on that date; and

         ii) the other matters required by section 201 of the Act to be dealt with in the accounts;

(b) the accounting and other records, and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.








                                                               WEE KOON SAN & CO
                                         CERTIFIED PUBLIC ACCOUNTANTS, SINGAPORE

SINGAPORE,

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


           PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 1997



                                                                     01/04/97          01/04/96
                                                                        TO                TO
                                                       NOTE          31/12/97          31/03/97
                                                                         $                 $


                                                                  ==============    ==============
Operating profit for the period/year                                    106,560           (13,737)


After charging :-
Auditors' remuneration                                                    2,000             1,200
Depreciation of fixed assets                           1.2 & 4           31,774             3,510
Director's fee                                                           20,000              -
Preoperating expenses written off                                                           8,568
                                                                  ==============    ==============


Less : Taxation                                        1.3 & 6           12,700              -
                                                                  --------------    --------------

Net profit/ (loss)  for the year after taxation                          93,860           (13,737)

Accumulated ( losses) brought forward                                   (13,737)             -
                                                                  --------------    --------------

Revenue reserve carried forward                                          80,123           (13,737)
                                                                  ==============    ==============



The notes from pages 10 to 12 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)

                       BALANCE SHEET AS AT 31ST MARCH 1997


                                                                     01/04/97          01/04/96
                                                                        TO                TO
                                                       NOTE          31/12/97          31/03/97
                                                                         $                 $


CAPITAL EMPLOYED
Share capital                                          3                100,000            50,000
Revenue reserve                                                          80,123           (13,737)
                                                                  --------------    --------------
                                                                        180,123            36,263
                                                                  ==============    ==============

EMPLOYMENT OF CAPITAL

FIXED ASSETS                                           4                 67,079             5,583



CURRENT ASSETS

Trade debtors                                                           284,045            30,395
Other debtors, deposits and prepayments                                  36,789            15,998
Cash balances                                                            30,666             5,660
                                                                  --------------    --------------
                                                                        351,500            52,052
                                                                  --------------    --------------

LESS : CURRENT LIABILITIES
Trade creditors                                                          13,431              -
Other creditor and accruals                                             135,563             1,200
Amounts owing to directors                             5                 76,762            28,740
Provision for taxation                                 6                 12,700              -


                                                                  --------------    --------------
                                                                        238,456            29,940

NET CURRENT (LIABILITIES)/ASSETS                                        113,044            22,112
Preliminary and pre-operating expenses                                     -                8,568
                                                                  --------------    --------------
                                                                        180,123            36,263
                                                                  ==============    ==============



The notes from pages 10 to 12 form an integral part of the accounts.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                              NOTES ON THE ACCOUNTS


                                 31ST MARCH 1997


These notes form an integral part of and should be read in conjunction with the accompanying accounts :-

1.       SIGNIFICANT ACCOUNTING POLICIES
         1.1      Basis of Accounting
                  The accounts expressed in Singapore dollars are prepared in accordance with the historical cost convention.

         1.2      Depreciation
                  Depreciation is calculated on a straight line method to write off the cost of the fixed assets over their estimated useful lives. The estimated useful lives have been taken as follows:-
                                                                 No. of years
                  Furniture and fittings                              5
                  Computer                                            3
                  Office equipment                                    3

         1.3      Amotisation of research and development costs
                  The research and development is stated at cost and is amortised over a period of 3 years upon launching of project.


2.    PRINCIPAL ACTIVITIES AND TURNOVER

         The principal activities of the company are to carry on the businesses in maintenance and development of computer hardware and software and to act s consultants and advisers in the information technology industries.

         Turnover represents invoiced services rendered to customers.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


3.       SHARE CAPITAL
                                                                             01/04/97             01/04/96
                                                                                TO                   TO
                                                                             31/12/97             31/03/97
                                                                                 $                   $
        Ordinary shares of $1.00 each
        Authorised : 1,000,000 shares                                        1,000,000            100,000
                                                                         ==================     =============

        Issued and fully paid : 100,000 shares                                 100,000              50,000
                                                                         ==================     =============
                                 (1996:   50,000 shares)

During the financial year, the company issued its authorized share capital from 100,000 shares to 1,000,000 shares by the creation of 900,000 new ordinary shares of S$1.00 each.

On 12th April 1996, the issued share capital was increased by 50,000 ordinary shares of S$1.00 each at par for cash to provide additional working capital.


4.       FIXED ASSETS
                                                                                                 Depreciation
                                                            Accumulated         Net Book          charged for
        1997                                Cost           depreciation           Value           the period
                                             S$                 S$                 S$                 S$
                                           21,190              4,238             16,952              4,238
        Office equipment                    6,959              4,475              2,485              2,320
        Computer                           75,649             28,007             47,642             25,216
                                      ---------------------------------------------------------------------------
                                          103,798             36,720             67,079             31,774
                                      ===========================================================================

                                                                                                 Depreciation
                                                            Accumulated         Net Book          charged for
        1996                                Cost           depreciation           Value            the year
                                             S$                 S$                 S$                 S$
        Office equipment                    4,076              2,155              1,921              1,359
        Computer                            6,453              2,791              3,662              2,151
                                      ---------------------------------------------------------------------------
                                           10,529              4,946              5,583              3,510
                                      ===========================================================================


5.       AMOUNTS OWING TO DIRECTORS
         The amounts owing to directors are unsecured, interest-free and have no fixed term of repayment.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


6.       TAXATION
                                                                      1997
                                                                        S$
            Current income tax                                        12,700

          The income tax expense derived from the amount of income tax expense determined by applying the Singapore tax rate of 26% to profit before income tax as a result of the following timing differences :-


                                                                        1997
                                                                         S$
            Income tax expense of statutory rate                       27,706
            Non-allowable items                                         9,380
            Other items                                               (24,386)
                                                                      --------
                                                                       12,700


7.       OPERATING LEASE COMMITMENT
         Rental and lease commitment for all operation leases for the period amounted to S$66,339 (1995 : S$15,912).

         As at the balance sheet, the company is committed to making the following payment in respect of operating leases within a term of more than one year.

                                                   1997               1996
                                                    S$                 S$
        Within 1 year                             53,139             15,912
        Within 2 to 3 years                      117,197             28,964
                                                 170,336             44,876
                                               ===========       ===========


8.       COMPARATIVE FIGURES
         Certain comparative figures have been reclassified to conform with the current period's resentation.

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


TRADING AND PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 1997

                                                   01/04/97         01/04/96
                                                      TO               TO
                                                   31/12/97         31/03/97
                                                      S$               S$

TURNOVER                                            1,222,950           51,992

LESS : COST OF SALES
Purchases                                             126,640           -
Commission                                              2,753           -
Insurance                                               6,117           -
Staff accommodation                                     5,579           -
Wages                                                 688,772           36,739
                                                 -------------    -------------
                                                      829,861           36,739
                                                 -------------    -------------

GROSS PROFIT                                          393,089           15,253

Add : Other income                                     13,580           11,832
                                                 -------------    -------------
                                                      406,669           27,085

                              SR SINGAPORE PTE LTD
                           (INCORPORATED IN SINGAPORE)


                                                                    01/04/97         01/04/96
                                                                       TO               TO
                                                                    31/12/97         31/03/97
                                                                       $                 $
EXPENDITURE
Advertisement                                                            4,589             4,315
Auditors' remuneration                                                   2,000             1,200
Bank charges and interest                                                1,300                 -
CPF                                                                     19,140                 -
Depreciation of fixed assets                                            31,774             3,510
Directors'fees                                                          20,000                 -
Entertainment and refreshment                                            4,992               267
General expenses                                                         7,276             2,700
Insurance                                                                4,914               453
Interview charges                                                            -             1,209
Legal and professional fee                                               2,204                 -
Office repairs and maintenance                                             823             1,700
Printing, postages and stationery                                        6,487                 -
Preliminary expenses written off                                         2,200             2,503
Preoperating expenses written off                                        6,368                 -
Rental of office                                                        66,339            15,912
Repairs and maintenance                                                      -               126
Salaries                                                                95,878                 -
Secretarial fee                                                            100               600
Telephone                                                                9,757             1,445
Transport                                                                5,086               624
Travelling                                                               7,637             3,874
Water and electricity                                                    1,245               384

                                                                  -------------    --------------
                                                                       300,109            40,822
                                                                  =============    ==============
NET PROFIT/(LOSS) FOR THE YEAR                                         106,560           (13,737)



This schedule does not form part of the audited statutory accounts.